SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      _____________________________________

                                    FORM 20-F

                          /X/   REGISTRATION STATEMENT
                      PURSUANT TO SECTION 12 (b) OR (g) OF
                   THE SECURITIES EXCHANGE ACT OF 1934 FOR THE
                      _____________________________________

                        Commission File No. ____________

                            DIGITAL ROOSTER.COM INC.
             (exact name of registrant as specified in its charter)

                         An Ontario, Canada corporation
                         (jurisdiction of incorporation)
              366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2
                    (address of principal executive offices)
                 Telephone: (416) 815-1771; Fax: (416) 815-1259

                                 With copies to:
                                Robert D. Axelrod
            5300 Memorial Drive, Suite 700 Houston, Texas 77007-8217
                 Telephone:  (713) 861-1996; Fax: (713) 552-0202
                     ______________________________________

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of shares outstanding of the Registrant's Common Shares as of March 31, 2001 was 32,830,866 shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements  for  the  past  90  days.  Yes      No   /X/

Indicate by check mark which financial statement item the registrant has elected to follow:
Item  17          Item  18  /X/

                            DIGITAL ROOSTER.COM INC.
                        FORM 20-F REGISTRATION STATEMENT

                                TABLE OF CONTENTS
                                                                            PAGE

                                     PART I

ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT
             AND  ADVISORS                                                     1

1A.      DIRECTORS  AND  SENIOR  MANAGEMENT                                    1
1B.      ADVISERS                                                              2
1C.      AUDITORS                                                              2

ITEM  2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE                       2

ITEM  3.     KEY  INFORMATION  ABOUT  THE  COMPANY'S
             FINANCIAL  CONDITION,  CAPITALIZATION
             AND  RISK  FACTORS

3A.     SELECTED  FINANCIAL  DATA                                              2
3B.     CAPITALIZATION  AND  INDEBTEDNESS                                      5
3C.     REASONS  FOR  THE  OFFER  AND  USE OF PROCEEDS                         5
3D.     RISK  FACTORS                                                          6

ITEM  4.     INFORMATION  ABOUT  THE  CORPORATION

OVERVIEW                                                                      10
HISTORY                                                                       10
THE  WEB-BASED  ADULT  ENTERTAINMENT  INDUSTRY                                11
OUR  BUSINESS  STRATEGY                                                       11
COMPETITION                                                                   13
PLAN  OF  OPERATION                                                           14
PROPERTY  AND  ASSETS                                                         15
INFORMATION  TECHNOLOGY  AND  ONLINE  SYSTEMS  OPERATIONS                     15
REGULATORY  MATTERS                                                           16
INTELLECTUAL  PROPERTY                                                        17

ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

5A.     OPERATING  RESULTS                                                    18
5B.     LIQUIDITY  AND  CAPITAL  RESOURCES                                    19

ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

6A AND 6C.     DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES            21
6B.     COMPENSATION  OF  DIRECTORS  AND SENIOR MANAGEMENT                    23

6E.     SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT                    24
6D.     EMPLOYEES                                                             25

ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

7A.     MAJOR  SHAREHOLDERS                                                   25
7B.     RELATED  PARTY  TRANSACTIONS                                          26

ITEM  8.     FINANCIAL  INFORMATION

8A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION               27
8B.     SIGNIFICANT  CHANGES                                                  28

ITEM  9.     THE  LISTING

COMMON  SHARES                                                                28
TRANSFER  AGENT                                                               28
TRADING  MARKET                                                               28

ITEM 10.     ADDITIONAL  INFORMATION

10A.     SHARE  CAPITAL                                                       29
10B.     MEMORANDUM  AND ARTICLES OF ASSOCIATION                              31
10C.     MATERIAL  CONTRACTS                                                  34
10D.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS   34
10E.     TAXATION                                                             35
10H.     INSPECTION  OF  DOCUMENTS                                            39

ITEM 11:   QUANTITATIVE  AND  QUALITATIVE  ASSESSMENT  OF  MARKET  RISK       39

                                    PART III

ITEM 17.     FINANCIAL  STATEMENTS                                            39

ITEM 18.     FINANCIAL  STATEMENTS                                            39

ITEM 19.     EXHIBITS                                                         39

SIGNATURE  PAGE                                                               40

IN THIS REGISTRATION STATEMENT REFERENCES TO DIGITAL ROOSTER.COM INC. INCLUDE REFERENCES TO OUR WHOLLY OWNED SUBSIDIARY WEB DREAM INC. ALL DOLLAR AMOUNTS IN THIS REGISTRATION ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT WHERE WE STATE OTHERWISE.

PART  I

ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS


1A.      DIRECTORS  AND  SENIOR  MANAGEMENT

NAME                         POSITION                        FUNCTION
John Alexander van Arem      President, CEO and              Overall management of the
366 Bay Street, 12th Floor   Director of the Corporation     Corporation and its subsidiaries
Toronto, Ontario             President and Director of
Canada M5H 4B2               Web Dream Inc.

Brian Usher-Jones(1)         Director of the Corporation(2)  Member of the Corporate
81 Glengowan Rd.                                             Governance Committee
Toronto, Ontario
Canada M4N 1G5

Hubert Mockler(1)            Director of the Corporation(2)  Member of the Corporate
216 Degrassi Street,                                         Governance Committee
Toronto Ontario
Canada M4M 2K7
Toronto, Canada

Sean Husvar(1)               Director of the Corporation(2)  Member of the Corporate
6000 N. Bailey Avenue                                        Governance Committee
Amherst, New York 14226,
United States

Anthony Korculanic           Operations Manager              Public and investor relations, office
366 Bay Street, 12th Floor                                   management and human resources
Toronto, Ontario
Canada M5H 4B2


     (1) Our Corporate Governance Committee performs an independent supervisory role over the management of the Corporation in accordance with its statutory obligations and the role of an audit committee. We have no other committees of the board of directors. See Item 6 "Directors and Senior Management".
     (2) See "Item 6 Directors, Senior Management and Employees - Directors and Senior Management" for a description of our Director's experience and other business activities.

1B.  ADVISERS

     Our  United  States  legal  counsel  is  Axelrod,  Smith  & Kirshbaum, 5300
Memorial  Drive,  Suite  700,  Houston,  Texas,  77007-8217.

1C.  AUDITORS

     Our  auditors  for  the purposes of this registration statement are Mintz &
Partners  LLP,  located  at 100-1446 Don Mills Road, North York, Ontario Canada.
Mintz & Partners LLP are members of the Canadian Institute of Chartered Accountants ("CICA"). The letter of our auditors consenting to the inclusion of the financial statements in this registration statement is attached as Exhibit 1.2.

ITEM 2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     Not  applicable.

ITEM 3. KEY INFORMATION ABOUT THE COMPANY'S FINANCIAL CONDITION, CAPITALIZATION AND RISK FACTORS

     In January 2000 we acquired all of the issued and outstanding common shares of Web Dream Inc. We originally carried on the business of mineral exploration under the name Storimin Resources Limited, but those operations were discontinued prior to the Web Dream acquisition. After we acquired Web Dream, we changed our name to Digital Rooster.com Inc. The only business that we currently carry on is through Web Dream, which acquires, develops and distributes upscale adult entertainment through proprietary Internet web sites. See Item 4 "Information About the Corporation". Unless otherwise indicated, this registration statement only contains information relating to the operations of Web Dream, which was incorporated in February 1998. Information relating to the historical operations of Storimin Resources Limited is not relevant to an assessment of an investment in our securities and is therefore not provided.

3A.     SELECTED  FINANCIAL  DATA

WE ARE A CANADIAN COMPANY BUT FOR PURPOSES OF THIS REGISTRATION STATEMENT THE FINANCIAL STATEMENTS BEGINNING ON PAGE F-1 OF THIS REGISTRATION STATEMENT ARE
PRESENTED IN UNITED STATES DOLLARS. ASSETS AND LIABILITIES DENOMINATED IN CANADIAN DOLLARS HAVE BEEN TRANSLATED INTO U.S. DOLLARS AT THE EXCHANGE RATE PREVAILING AT THE BALANCE SHEET DATE OTHER THAN COMMON STOCK THAT HAS BEEN TRANSLATED AT THE HISTORICAL RATES. RESULTS OF OPERATIONS HAVE BEEN TRANSLATED AT THE AVERAGE EXCHANGE RATE FOR THE YEAR. CUMULATIVE NET TRANSLATION
ADJUSTMENTS  ARE  INCLUDED  AS  A  SEPARATE  COMPONENT  OF  SHAREHOLDERS EQUITY.

     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F-1 of this registration statement and Item 5 "Operating and Financial Review and Prospects". Information for only the last three fiscal years and for the three quarters ended December 31, 2000 is provided since Web Dream, the relevant continuing operating company, was incorporated in February 1998. Selected financial data for the three quarters ending December 31, 2000 and the seven-month period from September 1, 1998 to March 31, 1999 that is provided for comparative purposes is unaudited. Information for the period ended March 31, 2000 on a pro forma consolidated basis is unaudited.

                   Year          Year      Mar. 31/99   Mar. 31/00   Mar. 31/99   Mar. 31/00      Nine
                  Ended       Ended Aug.     (Seven       (Seven       (Seven       (Seven       Months
                   Aug.          31/99       months)      months)      months)      months)      Ended
                  31/98          (Web         (Web         (Web      (pro forma   (pro forma      Dec.
                   (Web         Dream)       Dream)       Dream)      consoli-     consoli-      31/00
                  Dream)                                               dated)       dated)     (consoli-
                                                                                                dated)
                 Audited        Audited     Unaudited     Audited     Unaudited    Unaudited   Unaudited
-------------  -------------  -----------  -----------  -----------  -----------  -----------  ----------
OPERATIONS
DATA
-------------  -------------  -----------  -----------  -----------  -----------  -----------  ----------
Sales               155,103    1,209,783       696,312     963,009       696,312     963,009   1,401,747

Cost of              28,000      508,740       268,687     395,012       268,687     395,012     377,931
Sales
Gross Profit        127,103      701,043       427,625     567,997       427,625     567,997   1,023,816

Expenses            123,349      791,347       346,562     837,280       425,732     902,487   1,329,054

Net income            3,754      (90,304)       81,063    (269,283)        1,893    (334,490)   (305,238)
(loss)
(Loss)               0.0002       (0.009)        0.047      (0.012)      0.00005      (0.007)
Income Per
Share
Weighted         10,000,000   10,076,712    10,000,000  12,761,523    22,067,994  26,144,464
Average
Number of
Common
Shares
Outstanding
during the
Period

BALANCE
SHEET
INFORMATION
Current              11,074       46,394        26,310     113,801       107,709     164,921      97,323
Assets
Due from              3,776                     31,225                    31,225
Share-
holders
Capital              28,140       72,551        57,172      86,179        57,172      86,179     124,479
Assets
Goodwill                                                                  77,963      60,311     183,842
Due from                                                   154,897                   154,897
Jazz
Monkey
Media Inc.
Total Assets         42,990      118,945       114,707     354,877       274,069     466,308     405,644


                                                                                    3

Accounts             24,828       64,334        17,335      97,604        31,854     118,241     168,875
Payable and
Accrued
Liabilities
Income Tax                                                                             1,661       1,610
Payable
Deferred                                                    31,884                    31,884
Revenue
Loans                11,131       11,664        11,523                    11,523
Payable
Due to                3,198       25,895                    31,344                    31,344      56,799
Shareholder
s
Due to Jazz                        3,477
Monkey
Media Inc.
Due to                                                     127,451
Digital
Rooster.com
Inc.
Note                                                                      59,589      61,902      59,992
payable
Total                39,157      105,370        28,858     288,283       102,966     245,032     287,276
Liabilities
Capital                 694      101,884           694     421,846       163,211     756,809     749,985
Stock
Translation            (615)      (1,759)          338         581         2,739       4,446        (960)
Adjustment
(Deficit)             3,754      (86,550)       84,817    (355,833)        5,153    (539,979)   (630,657)
Retained
Earnings
Total Share-          3,833       13,575        85,849      66,594       171,103     221,276     118,368
Holders
Equity
Liabilities          42,990      118,945       114,707     354,877       274,069     466,308     405,644
and Share-
holder's
Equity

3B.      CAPITALIZATION  AND  INDEBTEDNESS

     The following table shows our capitalization as of March 31, 2000. This table should be read in conjunction with our consolidated financial statements and the notes to those financial statements beginning at page F-1 of this Registration Statement.

                                                           AS OF MARCH 31, 2000

Unsecured  debt                                                     $245,032
                                                                     -------

TOTAL  DEBT                                                         $245,032
                                                                     -------

Shareholders'  equity

     Common Stock: no par value; unlimited shares authorized;
          30,580,866  shares  issued  and  outstanding  (1)         $756,809

     Accumulated  deficit                                         $(535,533)
                                                                  ----------

TOTAL  SHAREHOLDERS'  EQUITY                                        $221,276
                                                                    --------

TOTAL  CAPITALIZATION                                               $466,308
                                                                    --------

(1) Does not include, as of March 31, 2000, approximately 3.6 million shares of common stock issuable upon the exercise of outstanding stock options.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY       COMMON  SHARES
                                                   SHARES        AMOUNT

Balance as of March 31, 2000                       30,580,866  $756,809
     Stock Options granted net of cancellations       187,500
     Issuance of Common Shares                      1,250,000  $ 81,946
                                                    1,000,000  $ 65,557


Balance as of March 31, 2001                       32,830,866  $904,312


3C.  REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

     Not  applicable.

3D.     RISK  FACTORS

     When used in this registration statement, the words "may," "will," "expect,""anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, regarding events, conditions and financial trends that may affect the Corporation's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors, some of which are described in this section. We have no obligation to update forward-looking statements.

     OUR COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF OUR COMMON SHARES. The Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than U.S. $5.00 per share, subject to certain exceptions. Generally, for any transaction involving a penny stock, a broker-dealer is required to deliver, prior to the transaction, a disclosure schedule relating to the penny stock market as well as disclosure concerning, among other things, the commissions payable, current quotations for the securities and information on the limited market in penny stocks. The administration requirements imposed by these rules may affect the liquidity of our common shares.

     THERE IS NO ACTIVE TRADING MARKET FOR COMMON SHARES. There can be no assurance that an active trading market for our common shares will develop or be sustained. The trading price of our common shares may be significantly affected by factors such as actual or anticipated fluctuations in our operating results, conditions and trends in the adult entertainment and Internet industries, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the shares of Internet companies, which may materially adversely affect the market price of our common shares.

     IT MAY BE DIFFICULT FOR OUR SHAREHOLDERS TO ENFORCE CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS BECAUSE WE ARE A CANADIAN CORPORATION. We are incorporated under Canadian law and the majority of our directors and executive officers are Canadian citizens or residents. All, or a substantial portion, of these persons' assets and substantially all of our assets are located outside the United States. It may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them judgments of U.S. courts based upon civil liabilities under U.S. federal or state securities laws.

     CHANGES IN LAWS AND REGULATIONS REGARDING THE DISSEMINATION OF ADULT CONTENT MAY RESTRICT OUR ABILITY TO SELL OR LICENSE OUR PRODUCTS. While we have not been subject to any enforcement action to prohibit the dissemination of any of our content to our customers, many territories prohibit the publication of material defined as "obscene" or in similar terms. If a territory determines that our content is obscene according to their legal definition of that term, we may be prohibited from carrying on business in certain jurisdictions, and may be subject to criminal penalties. There can be no guarantee that we will not be faced with restrictions on carrying on all or part of our business in the future.

     WE HAVE A LIMITED HISTORY OF OPERATIONS AND PROFITABILITY. Web Dream began operations as a company in February 1998. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development. Our historical growth rates may not be sustainable and are not indicative of future operating results. There can be no assurance that any of our business strategies will continue to be successful or that our revenue growth will continue.

     CONTROL OF THE CORPORATION IS CONCENTRATED IN A SMALL NUMBER OF SHAREHOLDERS. Our officers and directors and their affiliates, in the aggregate, beneficially own approximately 55% of our outstanding common shares. These shareholders, acting together, would be able to control most matters requiring approval by shareholders, including the election of directors. Concentration of large amounts of our shares in the hands of the principal shareholders may also make more difficult any takeover, buy-out or change of control of the Corporation not approved by management.

     WE MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO SUSTAIN GROWTH. We believe that our current working capital together with the funds raised in recent financing activities and funds expected to be generated from operations, will be sufficient to meet our cash requirements through July 1, 2001 There can be no assurance that we will not require additional financing prior to that time or that, if required, additional financing will be available on acceptable terms or at all. If required, failure to obtain such additional financing would have a material adverse effect on our business and prospects and could require us to severely limit or cease our operations.

     WE ARE DEPENDENT ON A SMALL NUMBER OF KEY PERSONNEL. We are dependent upon a limited number of key personnel, particularly Mr. van Arem, our President. The loss of any of these individuals could have a material adverse effect on our business. We have no key-man life insurance policies on these individuals.

     ACQUISITIONS COULD DILUTE SHAREHOLDERS AND AFFECT ONGOING OPERATIONS. We may from time to time pursue the acquisition of other companies, assets, technologies or product lines that would complement or expand our existing business. Acquisitions involve a number of risks that could adversely affect our operating results, including potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees of the acquired companies. Management has no experience with acquisitions, and there can be no assurance that we will be able to integrate the operations, products or personnel gained through any acquisitions without a material adverse effect on our business, financial condition and results of operations.

     WE MAY NOT BE ABLE TO MAINTAIN OUR COMPETITIVE POSITION. The Internet adult entertainment industry involves rapid technological change and is characterized by intense and substantial competition. A number of our competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than we have. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect our profitability. There can be no assurance that we will be able to maintain our high level of name recognition and prestige within the marketplace. Moreover, our success depends on maintaining a high quality of content. Competition for quality content in the adult entertainment industry is intense. The lack of availability of unique quality content could adversely affect our business.

     THE  ADULT ENTERTAINMENT INDUSTRY IS SENSITIVE TO ECONOMIC CONDITIONS.  The
adult  entertainment  industry  is  sensitive  to  economic  conditions.   When
economic conditions are prosperous, entertainment industry revenues increase; conversely, when economic conditions are unfavourable, entertainment industry revenues decline. While management believes that our low pricing strategies, distribution format, and marketing strategy mitigate, to some degree, the effects of an economic downturn, any significant decline in general corporate conditions or the economy that affect consumer spending could have a material adverse effect on our business.

     OUR BUSINESS IS SENSITIVE TO CAPACITY CONSTRAINTS AND SYSTEMS FAILURES. WE DO NOT HAVE ANY BUSINESS INTERRUPTION INSURANCE. The stability of our online services is critical to our reputation, customer retention and achieving market acceptance of our online web sites destinations. Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of our online services could result in decreased usage of our services and, if sustained or repeated, could reduce the attractiveness of our online services to our clients. An increase in the volume of queries conducted through our online services could strain the capacity of the software or the hardware we employ, which could lead to slower response time or system failures, thereby adversely affecting our revenues. We also face technical challenges associated with higher levels of personalization and localization of content delivered to users of our online services. Our operations are also dependent in part upon our ability to protect our operating systems against physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events If our back-up systems fail, the occurrence of any of these events could result in interruptions, delays or cessations in service to users of our online services, which could have a material adverse affect on our, results of operations and financial condition. We do not have any business interruption insurance.

     We are also dependent upon search engines, web browsers, Internet service providers and online service providers to provide Internet users access to our web sites. Clients may experience difficulties accessing or using any of our web sites due to system failures or delays unrelated to our operating systems. Any sustained failure or delay could reduce the attractiveness of our web sites to our clients. The occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations and financial condition.

     WE MAY BE VULNERABLE TO ONLINE SECURITY RISKS. Despite the implementation of security measures, our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Although we intend to continue to implement industry-standard security measures, there can be no assurance that such measures will not be circumvented in the future. If our security systems fail, eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites that could have a material adverse effect on our business, results of operations and financial condition.

     OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATELY PROTECTED. Our domain names, trade secrets and, to a lesser extent our trade marks are critical to our success. We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions to protect our intellectual property. There is no guarantee that these efforts will be adequate; that we will be able to secure appropriate registrations for all of our marks; or that third parties will not infringe upon or misappropriate our proprietary rights. Future litigation may be necessary to enforce and protect our intellectual property rights. We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others, which could be costly, divert management's attention, result in the loss of certain of our proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

     WE FACE POTENTIAL LIABILITY FOR INTERNET CONTENT. We face potential liability for negligence, copyright, patent, trademark infringement, defamation, indecency, disparagement and other claims based on the nature and content of the materials that we transmit. In addition, we could be exposed to liability with respect to the unauthorized duplication or transmission of content. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, the indemnification for such liability that we generally require from our content providers may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on our business, results of operations and financial condition.

     WE MAY BE IMPEDED OR PROHIBITED FROM CARRYING ON BUSINESS BY GOVERNMENTAL REGULATION. Few laws or regulations currently are directly applicable to access or commerce on the Internet. However, a number of legislative and regulatory proposals are under consideration by governments in jurisdictions in which we conduct business, and, as a result, a number of laws or regulations may be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. It is also uncertain as to how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our online services, increase the cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

     RISKS ASSOCIATED WITH BRAND DEVELOPMENT. We believe that establishing and maintaining brand identity of our web site destinations is critical to our future success. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality online services, which cannot be assured. In order to attract and retain subscribers and to promote and maintain its brands in response to competitive pressures, we may find it necessary to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among our clients. If we are unable to provide high quality online services, or otherwise fail to promote and maintain our brands, incur excessive expenses in an attempt to improve, or promote and maintain our brands, our business, results of operations and financial condition could be materially and adversely affected.

     FOREIGN EXCHANGE RISK. We have foreign exchange risk because our functional currency is Canadian dollars and substantially all of our sales are made to U.S. consumers. An adverse move in foreign exchange rates between the Canadian and United States dollar could have an adverse effect on our operating results. We do not hedge against this risk.

ITEM  4.     INFORMATION  ABOUT  THE  CORPORATION

     OVERVIEW

     We currently own and operate upscale adult entertainment Internet web sites through our wholly owned subsidiary Web Dream Inc. ("Web Dream"). Some of our live video content is produced exclusively for us under contract. In addition, we license video, picture and other content from third party distributors, such as Adults Only Video, Pacific Direct and CV Productions. In addition to operating our own websites, we license digitized video content to wholesale customers operating their own adult entertainment web sites.

     The Corporation was amalgamated on April 1, 1999 pursuant to the Ontario Business Corporations Act. We are a reporting issuer in Ontario pursuant to the Securities Act (Ontario) and in Alberta pursuant to the Securities Act
(Alberta). Our common shares are publicly traded over-the-counter under the symbol "ROOS". See Item 9 "The Listing".

     Our registered and principal office is located at 366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2, (phone: (416) 815-1771; fax: (416) 815-1259).
Canadian  law  does  not  require  us  to  have an agent for service of process.

     HISTORY

     In a transaction referred to as a "reverse takeover" which was completed in the year 2000, we acquired all of the issued and outstanding common shares of
Web Dream. Two of our common shares were issued for every one common share in Web Dream Inc., for a total of 27,512,872 common shares for a consideration of $254,093. As a result, Web Dream became a wholly owned subsidiary, with the shareholders of Web Dream owning approximately 93.12% of our issued and outstanding common shares. The reverse takeover was executed pursuant to an acquisition agreement dated November 12, 1999 between the Corporation and Web Dream, a copy of which is attached to this registration statement as Exhibit
6.2. The acquisition agreement was approved at a meeting of our shareholders held on December 14, 1999 and closed on January 19, 2000.

     We were incorporated under the Canada Business Corporations Act on January 16, 1984 under the name Storimin Explorations Limited and, at the time, we carried on the business of mineral exploration. By Articles of Amendment dated April 1, 1997, we amended our Articles, changing our name to Storimin Resources Limited ("Storimin Resources") and consolidating our common shares on a one for three basis. By Articles of Continuance dated October 30, 1998 we continued under the Business Corporations Act Ontario. By Articles of Amalgamation we amalgamated with our wholly owned subsidiaries, Old Trafford Capital Corporation, Stamswiss Investments Inc. and 1345969 Ontario Limited. Information regarding our mineral exploration activities of the Corporation, which are no longer being carried on, is not provided in this registration statement because it is not relevant to our current business. Information about our historical business activities is included in Exhibit 6.1, the Storimin Resources Limited Notice of Annual and Special Meeting and Management
Information  Circular  dated  November  12,  1999.

     Web Dream Inc. was incorporated under the laws of Ontario Canada in February 1998. Originally operating as an on-line retailer of adult products, in January 1999 Web Dream launched an on-line internet based adult entertainment service, believing this business to offer greater potential for growth and profitability.

     In addition to Web Dream Inc., we have two wholly owned subsidiaries: (i) Pizay Investments Inc.; (ii) and 1032142 Ontario Inc. Neither of these companies currently carries on any business activities.

     THE  WEB-BASED  ADULT  ENTERTAINMENT  INDUSTRY

     Based on informal research, our own business experience and discussions with others in the adult entertainment business, we believe that the demand for adult content among Web users worldwide has grown phenomenally throughout the Internet's brief history. That success is due in large part to the tremendous volume of content material that adult Internet sites can deliver privately and conveniently.

     Home videos and the VCR revolutionized the adult entertainment industry. Historically, many consumers were reluctant to attend public theatres distributing adult entertainment. Once the venue moved from the theatre to the home, the significant historical constraints on market growth were removed, although growth was still hampered by the requirement to visit a video store. This barrier was eliminated with the development of pay-per-view television and the Internet removed the final barriers.

     Satisfying the growth in demand for adult content has involved businesses not traditionally associated with the adult entertainment industry. For example, video stores, long distance telephone carriers, satellite providers, cable companies, and even mutual funds profit from supplying or investing in companies operating in the adult entertainment industry.

     We believe that revenues generated by the adult entertainment market will continue to grow as more consumers access the Internet and advances in technology allow greater private and secure adult access to adult themed material.


     OUR  BUSINESS  STRATEGY

               General

     Based on our experience, we believe that businesses in the adult entertainment industry are applying a more corporate approach to management and operations than was historically the practice. It is also our assessment that the industry is becoming more mainstream and attractive to a growing number of consumers. We strive to adhere to high standards of conduct and ethics in carrying on our business.

     We are committed to providing high quality adult content accessible through the Internet to meet growing international demand. Our web site services are the focus of our business and the most profitable component of our operations, generating recurring revenue based on monthly membership fees to access the web sites. Our main goal is to brand our web sites as the premiere online adult entertainment destinations and build a worldwide community of loyal clients. We are currently in the process of translating our websites into four foreign languages: French, German, Spanish and Dutch. We pride ourselves on the level of customer service we provide to our members through toll free access and automated web based customer service that is available twenty-four hours a day.

     We also license our adult content, which includes photographs, streaming video, video on demand, and video conferencing, to wholesale customers who distribute it to their own Internet client base under their own brand. We provide the required infrastructure to these customers, including servers, bandwidth, customer support and updates, which is included in the monthly license fee that they pay us. In the past year we have shifted our focus from this aspect of our business to our web site services because we believe that the web sites offer greater growth and revenue potential.

     We strive to achieve our objectives through building a strong, reliable and quality brand image through service, promotional activities and the development of new and innovative services for our customers such as the Sinpass (TM) and Dream Bucks (TM) programs outlined below. We believe that we are well positioned to capitalize in the anticipated growth in the Internet adult entertainment industry based on our innovative promotional activities and our growing brand awareness.

               Distribution  Strategy

Business  to  consumer
----------------------

     Offering adult entertainment products through membership sites is our core business and the most profitable component of our business, generating a recurring revenue stream. We currently own and operate seven web sites. The largest in terms of traffic are: www.sinvision.com, www.freesexlounge.com, and www.manrush.com.

     Our customers pay monthly membership fees, ranging from $9.95 to $34.95 depending on the web site subscribed to, which allows them to access a particular web site. Products offered include pictures, streamed videos, live interactive shows, voyeur shows, stories, e-zines, games and personal ads. We continually update our sites with new material.

     We believe this aspect of our business has significant growth potential. To attract and expand our targeted Internet-based audience, it is critical for us to establish and maintain the brand identity of our web site destinations. We believe that the importance of brand recognition will increase due to the growing number of Internet online services. The promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality online services, which cannot be assured. If users do not perceive our existing online services to be of high quality, or if we introduce online services or enter into new business ventures that are not favorably received by users, we risk diluting our brand and decreasing the attractiveness of our audiences to advertisers. We may also need to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among our clients in order to attract and retain subscribers and to promote and maintain our brands in response to competitive pressures. If we are unable to provide high quality online services, or otherwise fail to promote and maintain our brands, incur excessive expenses in an attempt to improve, or promote and maintain our brands, our business and financial condition could be materially and adversely affected. Accordingly, we continuously monitor trends in our clients' tastes and entertainment preferences and technological developments and, if necessary, change our operations and services to accommodate such trends and developments.

     We have recently launched a new distribution program, Sinpass (TM), involving the sale of prepaid access cards for our web sites. These cards will be distributed through complementary retail outlets, such as bars, restaurants, video stores and fitness clubs. Our retail partners will receive a portion of the proceeds from the sale of the cards and a percentage of any recurring revenue generated by purchasers of cards.

     We generate traffic through our innovative DreamBucks(TM) partnership program developed in 1998. This program provides promotional material to other web site operators (referred to as webmasters), and pays a commission equal to 65% of revenues generated by referrals to our sites from webmasters plus 5% of revenue generated by referred webmasters. Through a visually rich and efficient website, this program offers a much more lucrative pay out plan than previously available in the adult entertainment industry, and we believe that DreamBucks has one of the highest conversion ratios in the industry. We also generate traffic by purchasing it from third parties and the purchase of "key word" searches from Internet search engines.


Business-to-business
--------------------

     Content sales provide us with a steady income stream. We license content to over one thousand top name webmasters, creating substantial traffic in the millions per month through our server network. We license adult content to webmasters at a flat-rate based on bandwidth usage. However, we are shifting our focus from content sales to our web site services because we believe that further growth in content sales is limited. As discussed below under "Competition", we anticipate industry consolidation and the disappearance of a number of small web site operators to whom we currently license content. Further, the size of this market is limited, compared to the vast consumer market.

     We also generate revenue by selling traffic from our own websites to other adult websites. Since not every visitor to our websites purchases a membership, we seek to maximize our return on traffic by promoting other websites where opportunities exist. In doing so, we generate revenue from affiliate Webmaster programs on a routing or click-through basis or revenue sharing basis.

     Our business is not seasonal in nature, although we have noticed a slow down in membership sales during the summer months of mid-June to mid-September.

     Despite the implementation of security measures, our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. For example, given the content of our web sites, there is an incentive for users ("hackers") to penetrate our network security. A party who is able to circumvent security measures could cause interruptions in our operations. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Although we intend to continue to implement industry-standard security measures, there can be no assurance that such measures will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites that could have a material adverse effect on our business, results of operations and financial condition.

COMPETITION

     Our primary competition is from other web-based providers of adult content, although we do compete with other formats, such as video, CD ROM and print, for the delivery of adult content. In an even broader context, we compete with any product or service that occupies leisure time and disposable income.

     The Internet adult entertainment industry is intensely competitive, characterized by low barriers to entry. An Internet presence can be established for as little as $5,000-$10,000 and relatively inexpensive adult content is readily available. In the past three years, a large number of companies have developed web sites that promote and distribute adult content in response to the recent growth in the market for adult oriented content. We believe that there are tens of thousands of web sites operating in competition with our web sites, and that the number of new adult websites has increased substantially over the past five years. However, we believe that this growth rate has begun to slow down, and we expect a further slowdown over the next year or two. We believe that this slowdown is partly due to over-saturation of the market, the emergence of strong, larger companies setting a higher competitive standard and the increased costs that major credit card companies such as VISA and MasterCard began to impose last year on charge backs to customer's credit cards. We also believe that smaller competitors will either exit the market or be acquired by larger companies.

Our significant competitors include Interactive Gallery, Babenet, Python Video, Private Media Group and NuWeb. Private Media Group is a publicly listed company based in Spain. Rick's Cabaret International, Inc., another publicly listed company based in the United States, is poised to expand its presence in the market. Playboy Enterprise Inc. is also publicly listed and operates an adult entertainment destination website.

     The Internet based adult entertainment industry is highly competitive and service-oriented. Business generation is based primarily on customer satisfaction with reliability, timeliness, quality and price. We believe that our name, image and reputation provide a significant competitive advantage over many of our current and future competitors.

PLAN  OF  OPERATION

     We believe that our current working capital together with the funds raised in recent financing activities and funds expected to be generated from operations, will be sufficient to meet our cash requirements through July 1, 2001. There can be no assurance that we will not require additional financing prior to that time or that, if required, additional financing will be available on acceptable terms or at all. If required, failure to obtain such additional financing would have a material adverse effect on our business and prospects and could require us to severely limit or cease our operations.

     We expect to increase gross revenue in the next twelve months by implementing new projects designed to attract additional customers to our web-sites, increasing collections by reducing credit card chargebacks, and through the sale of new products, including a new concept web-site. In order to generate additional sales, we are projecting a significant increase in advertising and promotional expenditures in the next twelve months targeted to North American and European markets. Other operating expenses will also increase to support our projected growth. We anticipate hiring six or seven new employees in the next twelve months, which will increase our salary expense and related overhead. We plan to upgrade our computer and communications structure to keep pace with technological advances and remain competitive, but do not anticipate any significant expenditure out of the ordinary course of business during the next 12 months. However, we do not have the financial resources that some of our competitors do and we may not be able to maintain our relative competitive position if we cannot match their technology upgrades.

     We will continue to develop innovative products and marketing strategies to foster growth. Customers who frequent adult web sites generally follow trends in personal preferences. We will continuously monitor trends in our clients' tastes and entertainment preferences and, if necessary, change our operations and services to accommodate such trends.

     We are continually developing and licensing new sources of content for placement on our websites and for distribution to wholesale customers. Obtaining new, high quality adult content is an ongoing challenge. If we cannot license sufficient quality content to meet our ongoing needs, it may be necessary to generate content ourselves. While we currently contract with production companies to supply exclusive content, reliance on this source of supply is expensive. If we are unable to obtain or generate economically feasible content, we may lose customers and our revenues and result of operations will be adversely affected. Our supply contracts for content include an indemnity from the supplier against claims for unauthorized duplication or transmission of material provided to us under such contracts. However, indemnities from content providers may be inadequate and our insurance may not cover potential claims of this type. Any imposition of liability not covered by our insurance or indemnities from content providers could materially affect our financial condition.

     We also intend to continue our strategy of competitive pricing, coupled with aggressive advertising. In order to execute this strategy, we will need to continue to increase advertising expenditures, technical and office staff.

     We are in the final testing phase of alternative and innovative online billing solutions. We anticipate revenue growth beginning in mid 2001 due to higher collection rates.

     In addition to internal expansion of Internet activities, management believes that it can increase market share by acquiring selected businesses in complementary markets, thereby achieving economies of scale that will provide a competitive advantage. In particular, we will consider any company that has Internet traffic that can be converted for our business purposes. We also believe that the acquisition of such businesses will enable us to establish a presence in new markets, creating future opportunities for growth.

PROPERTY  AND  ASSETS

     We lease office space in Toronto, Ontario. Our lease expires on June 30, 2001. Management believes that this lease will be renewed at the current rates. Our annual gross rental payments are approximately $38,000, payable in monthly installments of approximately $3,200.

INFORMATION  TECHNOLOGY  AND  ONLINE  SYSTEMS  OPERATIONS

     The stability of our online services is critical to our reputation, customer retention and achieving market acceptance of our online web sites destinations. Difficulties in accessing our services could result in a loss of customers, which could have an adverse effect on our revenues and financial condition. Any system failure, whether due to physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events, including network, software or hardware failure, that causes interruption or an increase in response time of our online services could, if sustained or repeated, reduce the attractiveness of our online services. Our customer retention could also be affected if we experience a greater than anticipated volume of queries through our online with the result that response times slow down considerably or we experience temporary system failures. We also face technical challenges associated with higher levels of personalization and localization of content delivered to users of our online services.

     We rely on a number of techniques to manage our traffic and prevent or minimize any disruptions to our service. We employ both internal and licensed third party inventory management and analysis systems. We back up our customer data and product inventory to an off-site location. We are also establishing a second source of bandwidth at an off-site facility to minimize disruptions in our connection to the Internet that will be fully in place in the next four to six months. Our back-up systems are economically efficient and we are confident that they will protect us from damage to our primary system from fire, flood, power loss, telecommunications failure, Internet breakdowns, break-ins, tornadoes and similar events with minimum disruption to our service. However, if our back-up system fails, we do not have sufficient business interruption insurance to compensate for losses that may occur.

     We are also dependent upon search engines, web browsers, Internet service providers and online service providers to provide Internet users access to our web sites. Customers may experience difficulties accessing or using any of our web sites due to system failures or delays unrelated to our systems. These difficulties may negatively affect audio and video quality or result in intermittent interruption in programming. Any sustained failure or delay could reduce the attractiveness of our web sites. We have no way to prevent the occurrence of any of the foregoing events, any of which could have a material adverse effect on our business, results of operations and financial condition.

REGULATORY  MATTERS

     The regulatory environment in which we operate is constantly changing. Few laws or regulations currently are directly applicable to access or commerce on the Internet. However, a number of legislative and regulatory proposals are under consideration by federal, provincial, local and foreign governmental organizations and, as a result, laws or regulations have recently been and may in the future be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. However, enforcement of a state's laws against companies operating businesses over the Internet located outside that state is uncertain.

     The manner in which legislation governing the Internet and the distribution of adult entertainment products may be interpreted and enforced cannot be fully determined, and future legislation and the development of effective international enforcement mechanisms could subject us to potential liability. Such laws could also damage the growth of the Internet generally and decrease the demand for our products and services. These factors could adversely affect our business, results of operations and financial condition. The adult entertainment industry has been in some countries a target for legislation. It is possible that governments may enact laws or take action under current laws that adversely affect our ability to carry on our business.

     We strive to carry on business in a reputable manner. Of particular concern to us is the distribution of adult content to minors. Customers are required to provide credit card information before entering our membership websites, which enables us to verify their age. We are also registered with protection programs for minors through which adults can prevent access by minors to our web sites.

INTELLECTUAL  PROPERTY

     Our domain names are our brands and the key to our continued success. We have registered approximately 80 domain names, none of which have been challenged. Some of our well-recognized names are www.webdream.com, www.digitalrooster.com, www.sinvision.com, www.freesexlounge.com,
www.sinpass.com, www.sinusa.com, and www.manrush.com. We will continue to expend significant effort and resources to develop strong brands.

     We applied in July 1999 for registration of the trademark "WEBDREAM" with the United States Patent and Trademark Office. We have opposed an earlier filed application for the trademark "WEB OF DREAMS" based on our prior use of "WEBDREAM". We are in the process of determining whether this matter can be amicably settled, but if settlement is not possible, we intend to vigorously defend our rights in the "WEBDREAM" mark. In any event, our customer services are associated with our domain names, not the WEBDREAM mark.

     We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions to protect our intellectual property. There is no guarantee that these efforts will be adequate; that we will be able to secure appropriate trademark registrations for all of our marks; or that third parties will not infringe upon or misappropriate our copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our web site content. Since trademark and copyright protections are not "self-enforcing", future litigation may be necessary to enforce and protect our trade secrets, copyrights and other intellectual property rights.

     We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others, which could result in substantial costs. An adverse outcome could require us to license disputed rights from third parties or to cease using such materials. Any litigation regarding our proprietary rights could be costly and divert management's attention, result in the loss of certain of our proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.


ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

When used in this registration statement, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, regarding events, conditions and financial trends that may affect the Corporation's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors, some of which are described in "Risk Factors" in
Item 1(b) of this registration statement. We have no obligation to update forward-looking statements.

     Our financial statements have been prepared in accordance with Canadian and United States Generally Accepted Accounting Principles. We are a Canadian company but for purposes of this registration statement the financial statements beginning on page F-1 of this registration statement are presented in United States dollars. Assets and liabilities denominated in Canadian dollars have been translated into U.S. dollars at the exchange rate prevailing at the balance sheet date other than common stock that has been translated at the historical rates. Results of operations have been translated at the average exchange rate for the year. Cumulative net translation adjustments are included as a separate component of shareholders equity.

     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F-1 of this registration statement. Information for only the last three fiscal years and for the three quarters ended December 31, 2000 is provided since Web Dream, the relevant continuing operating company, was only incorporated in February 1998. This part discusses the results of operations for Web Dream. Historical financial information for Storimin Resources is not discussed since it is not relevant. Selected financial data for the nine months ending December 31, 2000, the nine months ended December 31, 1999 and the seven-month period from September 1, 1998 to March 31, 1999 that is provided for comparative purposes is unaudited. Information for the Year ended March 31, 2000 on a consolidated basis is unaudited.


5A.     OPERATING  RESULTS

Nine  Months  Ended  December  31,  2000

     For the nine months ended December 31, 2000, we had total revenues of $1,401,747, an increase of 43% or $424,021 compared to revenues of $ 977,546 for the same period in 1999. Cost of sales were $377,931 for the nine months ended December 31, 2000 representing 27% of sales, compared to $478,035 for the same period in 1999, representing 49% of sales. Administrative expenses, selling expenses, and bandwidth and computer expenses represented 44%, 31% and 15% of total revenues for the nine months ended December 31, 2000, compared to 52%, 17% and 14% over the same period in 1999. Administrative expenses increased by $106,107 from $511,114 for the nine months ended December 31, 1999 compared to $617,221 for the same period in 2000. This increase is attributable to an increase in payroll for designers and programmers. Selling expenses increased by $269,621 from $166,489 for the nine months ended December 31, 1999 compared to $436,110 for the same period in 2000. This increase is attributable to increased expenditures for advertising and promotion. Computer expenses increased by $ 73,568 from $136,057 for the nine months ended December 31, 1999 compared to $209,625 for the same period in 2000. This increase is attributable to additional bandwidth and system development to support increased sales. Interest expenses increased by $3,022 in the nine months ended December 31, 2000 over the same period in 1999, attributable to the need for short term financing.
Amortization of goodwill was $34,225 for the nine months ended December 31, 2000. We experienced a net loss of $305,238 for the nine months ended December 31, 2000 compared to a net loss of $336,653 for the same period in 1999.

Seven months ended March 31, 2000 Compared to the Seven Months ended March 31, 1999

     For the seven months ended March 31, 2000 we had total revenues of $963,009, $266,697 or 43% more than our revenues of $696,312 for the same period in 1999. Cost of sales for the seven months ended March 31, 2000 was $395,012, representing 40% of total revenues, compared to $268,687 for the same period in 1999, which represented 39% of total revenues. For the seven months ended March 31, 2000 administrative expenses were $488,123, or 49% of total revenues, compared to $204,913, or 29% of total revenues for the same period in 1999. This increase is primarily attributable to an increase in payroll for designers and programmers. On a pro forma consolidated basis, administrative expenses for for the seven months ended March 31, 2000 were $543,033, $54,910 higher on a pro forma consolidated basis than on a non-consolidated basis, attributable to administrative expenses charged to Digital Rooster. For the seven months ended March 31, 1999 administrative expenses were $273,786, $68,873 higher on a pro forma consolidated basis than on a non-consolidated basis, the difference being attributable to expenses incurred by Storimin Resources. For the seven months ended selling expenses were $167,655, or 17% of total revenues, compared to $100,480, or 14% of total revenues for the same period in 1999. This increase is primarily attributable to increased expenditures for advertising and promotion. Computer expenses increased by $122,808, to $151,003 or 13% of total revenues for the seven months ended March 31, 2000 compared to $29,195 or 4% of total revenues for the same period in 1999. This increase was due to the acquisition of additional bandwidth to support increased sales. Interest expenses increased by $8,360 in 2000 over 1999, attributable to the need for short term financing. In addition, on a pro forma consolidated basis, Digital Rooster charged amortization of $10,297 attributable to goodwill acquired on the reverse takeover. We experienced a net loss of $269,283 for the seven months ended March 31, 2000 compared to net income of $81,063 for the same period in 1999. On a consolidated pro forma basis, our net loss for the seven months ended March 31, 2000 was $334,490 and our net income for the same period in 1999 was $1,893.

Year  ended  August  31,  1999  Compared  to  Year  ended  August  31,  1998

     For the 1999 fiscal year, Web Dream had total revenues of $1,209,783, an increase of more than 680% or $1,054,680 above fiscal 1998 revenues of $155,103. Cost of sales was $508,740 compared to $28,000 in 1998, representing 42% of total revenues in 1999 compared to 18% in 1998. Administrative expenses, selling expenses and computer expenses represented approximately 41%, 12% and 11% of 1999 total revenues, respectively, compared to 41%, 13% and 22%, respectively for the fiscal 1998 period. Administrative expenses increased by $427,033 largely due to increased payroll obligations. Selling expenses increased by $122,382 as a result of increased advertising and promotion. Computer and bandwidth costs increased by $95,800 due to the need for additional bandwidth and equipment to support increased sales. Administrative, selling and computer expenses also increased in fiscal 1999 compared to fiscal 1998 because our 1999 fiscal year was 12 months while our 1998 fiscal year was only seven months. Interest expense increased by $9,724, from $1,403 in fiscal 1998 to $11,127 in fiscal 1999, due to the need for short term financing. We charged amortization of $17,862 in fiscal 1999 compared to $4,803 in 1998. We experienced a net loss of $90,304 for fiscal 1999 compared to a net profit of $3,754 for fiscal 1998.

5B.     LIQUIDITY  AND  CAPITAL  RESOURCES

Nine  Months  Ended  December  31,  2000

Cash used in operating activities was $174,981 for the nine months ended December 31, 2000, primarily attributable to a net loss of $305,237 and an increase in prepaid expenses and sundry receivables of $51,017, partially offset by a decrease in accounts receivable of $43,191 and an increase in accounts payable and accrued liabilities of $82,500. Cash used in operating activities for the same period in 1999 was $341,767, primarily attributable to loss of $336,653 and an increase in accounts receivable of $35,771, partially offset by a increase in accounts payable of $34,523.

     Cash provided by financing activities in the year ended December 31, 2000 was $175,160 consisting of $26,527 in advances from shareholders and the repayment in full of our $148,633 advance to Jazz Monkey Media Inc. Cash provided by financing activities in the nine month period ended December 31, 1999 was $383,412, representing an advance of $33,302 from shareholders and cash proceeds of $429,595 from the issuance of common shares, partially offset an advance to Jazz Monkey Media Inc. of $79,485.

     Cash used in investing activities for the nine months ended December 31, 2000 was $66,903, attributable to the purchase of capital assets, primarily consisting of computer hardware, in the amount of $63,557. Cash used in investing activities in the nine months ended December 31, 1999 was $43,065 attributable the purchase of capital assets, primarily consisting of computer hardware, in the amount of $63,557.

Seven Months ended March 31, 2000 Compared to the Seven Months ended March 31, 1999

     Cash used in operating activities was $190,990 for our fiscal year 2000, primarily attributable to a net loss of $269,283 and an increase in accounts receivable of $49,113, partially offset by an increase in accounts payable of $33,270 and an increase in deferred revenue of $31,884. Cash generated from operating activities for the same period in 1999 was $80,726, primarily attributable to net income of $81,063, partially offset by an increase in accounts receivable of $3,898 and a decrease in accounts payable of $7,493.

     Cash provided by financing activities for the seven months ended March 31, 2000 totaled $241,796 consisting of $278,934 in net proceeds from the issuance of common shares pursuant to a private placement, an advance of $127,451 from Digital Rooster, and $5,449 in advances from shareholders. Cash provided by financing activities was partially offset by a $158,374 advance to Jazz Monkey Media Inc. and a decrease in loans payable of $11,664. The balance of the advance to Jazz Monkey Media Inc. at March 31, 2000 was $154,897. It was repaid in full by December 31, 2000. Cash used in financing activities in the seven month period ended March 31, 1999 was $30,255, representing an advance of $30,647 to shareholders offset by an increase in loans payable of $392.

     Cash used in investing activities for the seven months ended March 31, 2000 was $33,983, attributable to the purchase of capital assets, primarily computer hardware, in the amount of $32,087. Cash used in investing activities for the seven month period ended March 31, 1999 was $39,222, attributable to the purchase of capital assets, primarily computer hardware, in the amount of $37,260.

     As of March 31, 2000 we had commitments under non-cancelable operating leases for our principal facilities to March 31, 2001 in the approximate amount of $38,214 per year.

Year  ended  August  31,  1999  Compared  to  Year  ended  August  31,  1998

     Cash used in operating activities was $70,703 in the year ended August 31, 1999, attributable primarily to a net loss of $90,304 and an increase in accounts receivable of $35,938, partially offset by an increase in accounts payable of $39,506. Cash from operating activities in the year ended August 31, 1998 was $23,944 attributable primarily to net income of $3,754 and an increase in accounts payable of $24,828, partially offset by an increase in prepaid expenses of $2,495 and an increase in accounts receivable of $6,331.

     Cash provided by financing activities in the year ended August 31, 1999 was $131,673 and included gross proceeds of $101,190 from the issuance of common shares pursuant to a private placement and $26,473 in advances from shareholders (which are unsecured, bear no interest and have no fixed terms of repayment). There was no significant financing activity in the year ended August 31, 1998.

     Cash used in investing activities in the year ended August 31, 1999 was $62,323 for the purchase of capital assets. Cash used in investing activities in the year ended August 31, 1998 was $32,943 attributable to additions to capital assets, primarily computer equipment.

     We believe that our cash and cash equivalents as at March 28, 2001 of $31,334 together with the funds raised in recent financing activities and funds expected to be generated from operations, will be sufficient to meet our cash requirements through July 1, 2001. There can be no assurance that we will not require additional financing prior to that time or that, if required, additional financing will be available on acceptable terms or at all. If required, failure to obtain such additional financing would have a material adverse effect on our business and prospects and could require us to severely limit or cease our operations. If necessary, we will seek to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all.


ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

6A  AND  6C.     DIRECTORS  AND  SENIOR  MANAGEMENT  AND  BOARD  PRACTICES

     Each of our four directors was re-elected at the Corporation's Annual General Meeting of Shareholders held on September 29, 2000. They will hold office until the next Annual General Meeting or until their successors are elected. We do not maintain insurance for the benefit of our directors and officers against liabilities incurred by them in their capacity as directors or officers. We do not maintain key man life insurance. There is no family relationship between or among any of our directors and executive officers. None of our directors has a contract with us providing for benefits upon termination of his position as a director.

     The following discusses the business experience, history and functions of our directors and senior officers.

     Hubert Mockler, 67, has been a Director since April 1997. He is an independent Director and a Member of our Corporate Governance Committee. Mr. Mockler has been the President and a Director of Canuc Resources Corporation, a mineral exploration corporation, since 1994 He was the Director of Esquisure Financial Network until November 2000.

     Sean HusVar, 31, has been a Director since December 1999. He is an independent Director and a member of our Corporate Governance Committee. Mr. Hus Var is currently the CEO of TagFX a digital printing and marketing solutions company. Mr. Hus Var is a co-founder of Chek, Inc. now CKMP, Inc., a provider of business and consumer e-mail outsourcing solutions. From 1995 until 2000 he was Chairman and CEO of EdgeNet, Inc. a web design and hosting firm that was acquired by Choice One Communications (Nasdaq: CWON) in January of 2000.

     Brian Usher-Jones, 55, has been a Director since December 1999. He is an independent Director and a member of our Corporate Governance Committee. From 1995 to the present, Mr. Usher-Jones has been involved in merchant banking activities. He is a Director of Xplore Technologies Inc., a company engaged in the development and sale of rugged wireless computer solutions, a position he has held since September 1996. He is also a director and the Chairman of Traveller's Mall.com Ltd., a company that develops and sells software for the travel industry, an appointment he has held since November 2000. From November 1997 to April 2000, he was the Chairman and a director of Avenza Global Technologies Corp., a company engaged in the development and sale of mapping software. In March 1996, he was appointed a director of Advantex Marketing Inc., a position he held until September 1998. Since April 1997, he has been a director of Cal Valley Petroleum Inc., an oil and gas exploration company, and from March 1994 he has been a director of Triax Gold Corp., which is engaged in mining exploration activities.

     John A. van Arem, 43, became the President, Director and Chairman of the Board of the Corporation in December 1999. He has been the President of Web Dream, Inc. since February 1998. Mr. Van Arem is responsible for overall management of the Corporation and its subsidiaries. From 1992 to the present, Mr. van Arem has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. From 1986 to 1992, Mr. van Arem owned and operated a successful framing contracting company in Ontario, Canada. Mr. van Arem also has an ownership interest in and operates a private company, Jazz Monkey Media Inc. that provides web-marketing solutions for clients.

     Anthony Korculanic, 34, is our Operations Manager, responsible for public and investor relations, office management and human resources. From January to May 2000, he was our Executive Vice President and Secretary. While Mr. Korculanic is no longer an executive officer, he is a key person. Mr. Korculanic received an architectural diploma in 1988 and served as CAD Manager for Brisbin Brook Beynon Architects from 1988 to 1992. From 1992 to the present, Mr. Korculanic has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. Mr. Korculanic also has an ownership interest in and operates a private company, Jazz Monkey Media Inc. that provides web-marketing solutions for clients.

     Our Corporate Governance Committee performs an independent supervisory role over the management of the Corporation in accordance with its statutory obligations and the role of an audit committee. We have no other committees of the board of directors. Our Corporate Governance Policy requires that 2/3 of our Directors be independent of management and free of any business or other relationship that could materially interfere with the independent discharge of their duties. The Directors and management are responsible for considering new appointees for recommendation to the shareholders. The Board is charged with managing our affairs with delegation of day-to-day activities to our President. The Board is responsible for overseeing approval of our financial statements, business plans, major capital expenditures, raising capital and other major financial activities, executive hiring, compensation, assessment and succession, granting of stock options, decisions to devote resources to new lines of business, organizational restructurings, acquisitions and divestitures. All directors are required to declare their interests in transactions or matters affecting the Corporation and refrain from voting with respect to such matters.

6B.     COMPENSATION  OF  DIRECTORS  AND  SENIOR  MANAGEMENT

     Our directors do not receive any cash compensation from the Corporation for acting as directors. They receive stock options periodically as determined by the board and senior management, but there is no formal policy regarding such grants. All such grants are subject to the terms of our stock option plan, discussed under "Employees" below. In February 2000, each of Sean Husvar, Hubert Mockler and Brain Usher-Jones was granted an option to purchase 100,000 of our common shares at the exercise price of CDN$0.25. 50% of these options vest and are exercisable after February 18, 2001 and the remaining 50% vest and are exercisable after February 18, 2002. The options expire on February 18, 2003.

     The following table and notes show the compensation paid by us to John Alexander van Arem and to Anthony Korculanic for the last fiscal year. With the exception of the exercise price for the stock options, the numbers provided are in United States dollars based on the yearly average exchange rates for the fiscal period, which was 1.5483.

Name         Year  Salary     Other     Long-Term Compensation
                              Annual    Stock  Option  Grants
                              Compen    No.  of     Exercise   Vesting    Expiry Date
                              sation    Common      Price      period
                                        Shares      (CDN$)
                                        for which
                                        option
                                        granted
-----------  ----  ----------  -------  ----------  ---------  ---------  -----------
John A.      2000  $32,002(1)  $1,860     240,000      $0.25   Two        Feb. 18/03
van Arem                         (2)                           years,
                                                               50%
                                                               per year

Anthony      2000  $30,413(3)  $1,548     200,000      $0.25   Two        Feb. 18/03
Korculanic                        (4)                          years,
(3)                                                            50%
                                                               per year


     (1)  Based  on  an  annual  salary  of  $52,500.
     (2) Represents a monthly car allowance of $465, which was paid for the period December 1, 1999 to March 31, 2000.
     (3)  Based  on  an  annual  salary  of  $52,500.
     (4) Represents a monthly car allowance of $387, which was paid for the period December 1, 1999 to March 31, 2000.

     We have a three-year employment agreement with our President John van Arem that extends through March 31, 2003. The agreement provides for an annual base salary of CDN$110,000, plus a CDN$900 per month car allowance. Any performance bonus and stock option grants are at the discretion of the board of directors. Mr. van Arem also participates in all benefit plans maintained by us for salaried employees. Mr. van Arem's agreement contains confidentiality and non-compete provisions.

     We  have  a  three-year  employment  agreement with Anthony Korculanic that extends through March 31, 2003. The agreement provides for an annual base salary of CDN$93,600 annually, plus a CDN$600 per month car allowance. Any performance bonus and stock option grants are at the discretion of the board of directors. Mr. Korculanic also participates in all benefit plans maintained by us for salaried employees. Mr. Korculanic 's agreement contains confidentiality and non-compete provisions.

6E.     SHARE  OWNERSHIP  OF  DIRECTORS  AND  SENIOR  MANAGEMENT

The following table shows the share ownership of Directors and Senior Management as of March 31, 2001.

NAME                           NUMBER OF SHARES           PERCENTAGE OF
                               OWNED                      OUTSTANDING SHARES

John A. van Arem               9,720,000  (1)(2)          29%

Anthony  Korculanic            8,100,000  (1)(3)          25%

Sean  Husvar                   50,000(4)                  .001%

Hubert  Mockler                209,217(5)                 .006%

Brian  Usher-Jones             190,000(6)                 .006%


     (1)These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".
     (2)The number of shares owned includes 120,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 120,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 240,000 options were granted on February 18, 2000 and expire on February 18, 2003.
     (3)The number of shares owned includes 100,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 100,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 200,000 options were granted on February 18, 2000 and expire on February 18, 2003
     (4)The number of shares owned includes 50,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 50,000 options to purchase common shares at the price of CDN$0.25 vest and are exercisable after February 18, 2002. These 100,000 options were granted on February 18, 2000 and expire on February 18, 2003
     (5)The number of shares owned includes 50,000 options to purchase common shares at the price of CDN$0.25 that are immediately exercisable. An additional 50,000 options to purchase common shares at the price of CDN$0.25 vest and are exercisable after February 18, 2002. These 100,000 options were granted on February 18, 2000 and expire on February 18, 2003
     (6)The number of shares owned includes 50,000 options to purchase common shares that are immediately exercisable at the exercise price of CDN$0.25. An additional 50,000 options to purchase common shares at the price of CDN$0.25 vest and are exercisable after February 18, 2002. These 100,000 options were granted on February 18, 2000 and expire on February 18, 2003

6D.     EMPLOYEES

     As of March 31, 2000, we had 16 full-time employees, including senior management. All of our full-time employees are located in Toronto and occupy management or administrative positions. The current number of employees is approximately one-third of the number of employees that we had in fiscal 1999. This reduction is attributable to management's decision to reduce overhead by contracting out the production of original content. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for technical personnel required in our business in particular is often intense, and there can be no assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

     Our share option plan (the "Plan") was established in 1997 for the purpose of attracting and retaining highly qualified personnel by providing incentives in the form of stock options. Under the Plan incentive share options for up to a specified limit of 3,000,000 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants, and to the directors, officers, employees and consultants of our subsidiaries. Options granted under the Plan will have an exercise price equal to the market price of the common shares on the day preceding the day of the grant as determined by our board of directors, where the market price is the closing price (or the closing bid and asked prices, as applicable) on the exchange or market where the shares are listed or quoted as selected by the board of directors, and will be exercisable over the period determined by the board of directors. Unvested options granted under the Plan will immediately become fully vested and exercisable upon the occurrence of any one of the following four events:

     - the acquisition of more than 50% of the beneficial ownership of our outstanding voting securities;
     - a consolidation or merger with another company where our shareholders do not have the same proportionate ownership in the surviving entity that they had prior to the merger, and we are either (i) not the continuing or surviving corporation, or (ii) our shares are converted into cash, securities or other property;
     - the sale, lease, exchange or other transfer of all or substantially all of our assets; and
     -    our  shareholders  approve  a  plan  of  liquidation  or  dissolution.


ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

     We are a publicly owned Canadian corporation. We are not controlled directly or indirectly by another corporation, or any government.

7A.     MAJOR  SHAREHOLDERS

     The following table shows the ownership of our common shares as of March 31, 2001 of each person known to us to be the beneficial owner of more than 5% of our outstanding common shares.

NAME                          NUMBER OF SHARES          PERCENTAGE OF
                                   OWNED                 OUTSTANDING
                                                            SHARES

John A. van Arem               9,720,000(1)(2)                29%

Anthony  Korculanic            8,100,000(1)(3)                25%


     (1)These shares do not carry any voting or other rights that are different from the rights attaching to our common shares, which are summarized in Item 9 "The Listing".
     (2)The number of shares owned includes 120,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 120,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 240,000 options were granted on February 18, 2000 and expire on February 18, 2003.
     (3)The number of shares owned includes 100,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 100,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 200,000 options were granted on February 18, 2000 and expire on February 18, 2003.

7B.     RELATED  PARTY  TRANSACTIONS

     In connection with the reverse takeover described in Item 4 "Information About Corporation History", John van Arem exchanged his shares of Web Dream for 9,600,000 shares of Digital Rooster. In addition, Anthony Korculanic exchanged his shares of Web Dream for 8,000,000 shares of Digital Rooster. Brian
Usher-Jones exchanged his shares of Web Dream for 140,000 shares of Digital Rooster. Hubert Mockler was originally a shareholder in Storimin Resources Limited and retained his shares.

     In the years 1998 and 1999, before the reverse takeover, Web Dream entered into routine business transactions with Jazz Monkey Media Inc. a company controlled by John van Arem and Anthony Korculanic. These transactions were in the normal course of business and at market prices. At the present time, Jazz Monkey Media Inc. provides us with bandwidth it has obtained from a third party. Jazz Monkey Media Inc. invoices us for their net cost of these services.

     Jazz Monkey Media, Inc. owed us $154,897 as of March 31, 2000. This amount was advanced for the development of services to be provided to Web Dream. This amount has now been paid in full.

     Web Dream owes Digital Rooster $127,451, which we loaned to Web Dream to facilitate the reverse takeover in early 2000. This amount is unsecured, bears no interest and has no fixed term of repayment.

     We owed Mr. van Arem and Mr. Korculanic an aggregate of $31,344 at March 31, 2000. This amount has increased to $50,847 as of March 30, 2001 and represents funds expended in corporate operations. This amount is unsecured, bears no interest and has no fixed term of repayment.

     Management of the Corporation is not aware of any material interest, direct or indirect, of any director, officer or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon. There may develop potential conflicts of interest to which the proposed directors and officers of the Corporation may be subject in connection with the operations of the Corporation. Conflicts, if any will be subject to the procedures and remedies under the Business Corporations Act (Ontario). See "Item 10B Memorandum and Articles of Association - Bylaws; Director's Conflicts."

ITEM  8.     FINANCIAL  INFORMATION

8A.     CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

     The financial statements required herein are set forth beginning on page F-1 of this registration statement.

DIVIDEND  POLICY

     We did not pay any cash or other dividends on our common shares in the last fiscal period and the Board of Directors does not contemplate doing so in the foreseeable future. We believe that it is in the best interests of the Corporation and its shareholders to retain all earnings to fund operations and growth.

LEGAL  PROCEEDINGS

     There are currently two material claims pending against us. If we lose either of these suits or enter into settlements requiring us to pay cash, our liquidity and financial position could be adversely affected over the short term.

     On June 12, 2000, Business Communications, Inc. ("BCI") filed a lawsuit in the General Court of Justice Superior Court Division of Forsyth County North Carolina (Case No. 00CVS5719) against Web Dream. The lawsuit alleged breach of contract and sought damages of $49,313,04 plus reasonable attorney fees and interest against us. BCI obtained a Default Judgment for the full amount claimed in the North Carolina on October 26, 2000 and filed in the Ontario Superior Court of Justice (Court file No. 4922100) in November an action to enforce judgment, seeking approximately $57,000 plus costs. We filed a Statement of Defence contesting the jurisdiction of the North Carolina court in awarding the judgment and the jurisdiction of the Ontario court to enforce it. We also counterclaimed for $55,000 in damages. On March 9, 2001, the Ontario Superior Court of Justice awarded summary judgment to BCI. We intend to pay the damages and costs awarded to BCI, which are approximately $63,000.

     In October 1997, the Company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay") entered into an agreement with ProAm Explorations Corporation ("ProAm") under which ProAm granted to Pizay an exclusive option to acquire an undivided 10% interest in certain property. The consideration to earn this 10% interest included a non-interest bearing demand note payable in the amount of CDN$90,000. This agreement was terminated in 1999. We have been named as a defendant in a lawsuit by ProAm Explorations Corporation in the Supreme Court of British Columbia, Court File No. C992400, Vancouver Registry. This lawsuit claims damages in the amount of CDN$90,000 plus interest and costs for non-payment of the outstanding demand note. ProAm bases the claim against us on an alleged verbal guarantee of the note payable by ProAm. We have filed a statement of defense denying the allegations in the claim. The outcome cannot be determined at this time but management believes that the results will not have a material adverse effect on our business.

8B.     SIGNIFICANT  CHANGES

Since the close of our third quarter ended December 31, 2000, we have raised $147,503 in capital through financing activities. See Item 10 "Additional Information, Recent Sales of the Corporation's Securities ".

ITEM  9.     THE  LISTING

COMMON  SHARES

     Each of our Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by our Board of Directors and is entitled upon liquidation, dissolution or winding-up to a pro rata share of the assets distributable to holders of common shares. Our common shares carry no conversion or pre-emptive rights. We have no other classes of shares. Pursuant to section 23 (1) of the Business Corporations Act (R.S.O. 1990, c. B. 16), which is our governing corporate legislation, our articles allow us to issue an unlimited number of common shares at such time and to such persons and for such consideration as the directors may determine. However, in certain circumstances the Ontario Securities Act and the rules and policies of the Ontario Securities Commission may require that we obtain shareholder approval to issue shares

     At our 2000 Annual General Meeting of Shareholders, the shareholders passed a resolution authorizing our directors to cause us to issue up to 30,580,866 common shares or 30,580,866 units consisting of one common share and one warrant through one or more private placement financing transactions. Any such transactions must be entered into before September 2001 at the market price at the time of the transaction less any discounts as approved by our directors. We are only authorized to enter into such a private placement if funds are required to continue or expand or activities and the subscription price is reasonable in the circumstances. This resolution was obtained to obviate any need for shareholder approvals of a private placement that may be required by a securities regulatory authority and thereby reduce the time required to complete a financing. Any financing that is not in accordance with the terms of the shareholder's resolution may require shareholder approval pursuant to the rules and policies of the Ontario Securities Commission.

TRANSFER  AGENT

     Our common shares are issued in registered form. Heritage Trust Company located in Toronto, Ontario, Canada, is the registrar and transfer agent for our common shares

TRADING  MARKET

     Our common shares trade "over-the-counter" on the Canadian Unlisted Board ("CUB") with the trading symbol "ROOS" (formerly "SMRL") and CUSIP #253886-10-3. The CUB system was implemented in November 2000. It is only available to traders and brokers for reporting trades that they have arranged in unlisted and unquoted equity securities in Ontario. No real-time quotes or trades are available to the public.

     Prior to November 2000, our common shares traded on the Canadian Dealing Network (CDN). The following table lists the reported high, low, closing prices and the aggregate quarterly trading volumes on CDN for our common shares for the eight fiscal quarters from December 31, 1998 to September 30, 2000.

                    CANADIAN DEALING NETWORK TRADING ACTIVITY
                           SALES (IN CANADIAN DOLLARS)


Period                             High    Low    Trading Volume

January 1 through March 15, 2001       *       *                *
Quarter ended December 31, 2000   $ 0.35  $ 0.25           11,111
Quarter ended September 30, 2000  $ 1.00  $ 0.40          271,054
Quarter ended June 30, 2000       $ 1.00  $ 0.40           20,698
Quarter ended March 31, 2000      $ 0.75  $ 0.50           22,640
Quarter ended December 31, 1999   $ 0.09  $ 0.01               **
Quarter ended September 30, 1999  $ 0.09  $ 0.01        5,133,722
Quarter ended June 30, 1999       $ 0.07  $ 0.01        1,282,167
Quarter ended March 31, 1999      $0.015  $0.015          287,723
Quarter ended December 31, 1998   $ 0.08  $ 0.01          419,000


     *Since the formation of CUB, there is no record of quotations. On several occasions in March 2001 we were advised by brokers trading in our common shares that they were being offered at CDN$0.25. We are unable to conclusively determine whether any trading occurred or the price of any trades.
     **There  were  no  trades  reported  during  this  period.

     There can be no assurance that an active trading market for our common shares will develop or be sustained.

ITEM  10.     ADDITIONAL  INFORMATION

10A.  SHARE  CAPITAL

     COMMON  SHARES

     Each of our Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by our Board of Directors and is entitled upon liquidation, dissolution or winding-up to a pro rata share of the assets distributable to holders of common shares. Our common shares carry no conversion or pre-emptive rights.

     On March 31, 2001, the shareholders' list for our common shares showed 196 registered shareholders and 32,830,866 shares outstanding. 13 of these registered shareholders listed U.S. addresses, showing ownership of an aggregate of 29,601 shares, representing 0.0009% of our outstanding common shares. All of our outstanding common shares are fully paid and non-assessable.

     OPTIONS

     Options to acquire our common shares are also discussed in Item 6 "Directors, Senior Management and Employees". On March 31, 2001, there were 1,738,500 options to purchase our common shares outstanding net of forfeitures. The exercise price for all of these options is CDN$0.25. The expiry dates of these options range from February 17, 2003 to December 31, 1010.

     STATEMENT  OF  CHANGES  IN  SHAREHOLDER'S  EQUITY

                                                  COMMON  SHARES
                                                  SHARES       AMOUNT

Balance as at April 1, 1998                     23,815,191   $2,532,277

Issued for Acquisition of 1345969
     Ontario Limited                             1,000,000      200,000

Consolidation (12 for 1 basis)                 (22,747,197)  (2,569,760)
                                               ------------  ----------
                                                 2,067,994      162,517

Reverse Takeover - Issuance of Common Shares    20,000,000          694
                                               ------------  ----------

Balance as at March 31, 1999                    22,067,994      163,211


Issuance of shares for cash                      4,000,000      101,190
Issuance of shares for cash                      1,132,872      161,960
Issuance of shares for cash                        680,000      100,179
Issuance of shares in consideration of
     investment banking services                 1,600,000       41,028
Issuance of shares for cash                        100,000       16,795
Issuance of shares for cash                      1,000,000      172,446
                                               ------------  ----------

Balance as at March 31, 2000                    30,580,866      756,809

Issuance of Common Shares for cash               1,250,000       81,946
                                                 1,000,000       65,557
                                               ------------  ----------

Balance as at March 31, 2001                    32,830,866      904,312



     RECENT  SALES  OF  THE  CORPORATIONS'  SECURITIES

     On February 14, 2001 we closed a private placement with two offshore investors. We issued an aggregate of 2,250,000 common shares at the price of CDN$0.10 per share, for aggregate consideration of $147,503. We were not required to register these securities in Ontario.

     On February 18, 2000 we issued 350,000 options to acquire our common shares to a consultant in consideration for management consulting services. On February 18, 2000 we issued 150,000 options to acquire our common shares to a consultant in consideration for investor relations services. These options are exercisable at the price of CDN $0.25 per share, vest equally over two years and expire on February 18, 2003. During our fiscal year 2002 we issued an aggregate of 100,000 options to acquire our common shares to a consultant in consideration for legal and management services. These options are exercisable at the price of CDN $0.25 per share, vest at varying rates over four years and expire on dates varying from November 2010 to February 2011.

     On November 12, 1999, we issued 1,600,000 common shares to a consultant for investor relations' services.

     Pursuant to the reverse takeover of the Corporation, discussed under Item 4 "Information about the Corporation - History" of this registration statement, the Corporation acquired all of the issued and outstanding common shares of Web Dream from 74 persons for aggregate consideration of $254,093. Two of our common shares were issued for every one common share in Web Dream Inc., for a total of 27,512,872 post-consolidated common shares. The issuance of these shares was exempted from registration in accordance with 72(1)(j) of the Ontario Securities Act which applies to exchanges of securities in the course of a take-over bid.

     On March 18, 1999, the Company issued 1,000,000 common shares to the shareholders of 1345969 Ontario Limited in exchange for all of its issued and outstanding shares.

10B.     MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

     Incorporation:     Originally  a  federally  incorporated  company, we were
     --------------
continued  as  an  Ontario  corporation  under  the  Business  Corporations  Act
(Ontario) by Articles of Continuance dated October 30, 1998. We filed Articles of Amalgamation under the name Storimin Resources Limited on April 1, 1999, Ontario Corporation number 1348061. By Articles of Amendment filed January 19, 2000, we changed our name from Storimin Resources Limited to Digital Rooster.com Inc. Our Ontario corporation number is 1348061. The Articles of Amalgamation provide in section 6 that there are no restrictions on the business that we may carry on or on the powers that we may exercise. These provisions of our Articles of Amalgamation have not been amended or revoked.

     Bylaws:  Our  bylaws  explain  the  way  our  corporate  affairs  are to be
     ------
conducted. A copy of our bylaws is attached as Exhibit 2.1 to this registration statement. As provided for in the legislation that governs us, a bylaw can be made, amended or repealed at any time by our directors. If the directors make, amend or repeal a bylaw, the bylaw, amendment or repeal must be submitted to our shareholders at the next shareholder meeting. Our shareholders may confirm, reject or amend the bylaw, amendment or repeal. (R.S.O. 1990, c. B.16, s. 116
(2)). A shareholder may propose to make, amend or repeal a bylaw. Such a proposal must be submitted to our shareholders for adoption at the next shareholder meeting.

     Borrowing  powers: Our borrowing  powers are authorized by section 2.05 and
     -----------------
section 3.01 of our bylaws. The financial institutions with which our banking business is to be conducted are to be determined by our board of directors or any committee or person designated by our board of directors to make such determination (section 2.05). Our board of directors, or any committee or person designated by our board of directors, is authorized to borrow money, issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness on our behalf. Our board of directors, or any committee or person designated by our board of directors, is also authorized to secure or guarantee on our behalf the performance of any present or future indebtedness, liability or obligation of any person. The board of directors is authorized to exercise the borrowing powers described above without obtaining authorization from our shareholders.

     Director's Appointment and Quorum: A quorum for the transaction of business
     ---------------------------------
at any meeting of the board of directors is set in section 4.01 of our bylaws to be at least a majority of the directors. The board of directors can determine that a quorum shall be more than a majority. Our directors are not required to hold any of our common shares. Section 404 of our bylaws provides that our shareholders may by resolution passed at a meeting specially called for such purpose remove any director from office and fill the vacancy created by such removal.

     Director's  Conflicts:  Section  4.18  of  our  bylaws governs conflicts of
     ----------------------
interest involving our directors. That section provides that a director or officer who is a party to, or who is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation, shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (Ontario). The relevant provisions of that Act as of the date of this registration statement provide that a director or officer of a corporation who
(a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. (R.S.O. 1990, c. B.16, s. 132 (1).) Any such contract or proposed contract may be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.
Section 4.19 of our bylaws provides that subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services and reimbursed for expenses properly incurred as the board may from time to time determine. Directors are not precluded from serving us in any other capacity and receiving remuneration therefor.

     Director's Indemnity: Section 7 of our bylaws set forth certain protections
     --------------------
for our directors and officers. Section 7.01 provides that no director or officer shall be held liable for any losses or liabilities provided that in exercising his powers and discharging his duties he acts honestly and in good faith with a view to our best interests and exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. These provisions of our bylaws do not relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for breach of such laws.

     Shareholder's  Meetings: Our board of directors, our chairman of the board,
     -----------------------
or our president are responsible for setting the date and place for the annual general meeting of shareholders, which by law must be held no later than fifteen months after the last annual meeting. The purpose of the annual meeting is to consider our financial statements and reports, elect directors, appoint an auditor and transact any other business (section 8.01). Section 8.02 of our bylaws provides that our board, our chairman of the board, or our president has the power to call a special meeting of shareholders at any time.

     Section 8.04 of our bylaws specifies the requirements for calling a shareholder meeting. That section requires that notice of the time and place of each meeting of shareholders shall be given not less than 21 nor more than 50 days before the date of the meeting to each director, to our auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors, and reappointment of the incumbent auditor must state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

     We are required by section 8.05 of our bylaws to prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed, the shareholders listed are those registered at the close of business on the record date. If no record date is fixed, the shareholders listed are those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list is to be made available for examination by any shareholder during usual business hours at our registered office or at the place where our central securities register is maintained and at the meeting. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting will be deemed to be a list of shareholders.

     Section 8.06 of our bylaws sets out the requirements for setting a record date. Our directors are not required to set a record date, but if they do, the record date must not precede the date of the shareholder's meeting by more than 50 days or by less than 21 days. If our board does not fix a record date, the record date for the determination of the shareholders entitled to receive notice of a meeting shall be at the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day of which the meeting is held.

     A shareholder meeting may be held without notice if the requirements set out in section 8.07 of our bylaws are met. These are requirements that must be met are: (a) all the shareholders entitled to vote at the meeting are present in person or represented, or if those not present or represented waive notice of or otherwise consent to the meeting, and (b) our auditors are present or waive notice of or otherwise consent to the meeting. The meeting can only proceed without notice having been given if the shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

     Section 8.10 of our bylaws states that the quorum required in order to conduct business at a shareholder's meeting two individuals present in person, each of whom is a shareholder or proxyholder entitled to vote at the meeting.
Section 8.11 of our bylaws provides that every person named in the shareholder list is entitled to vote the number of shares shown on the list opposite their name. Every question to be decided at a shareholders meeting shall, unless otherwise required by law, be determined by a majority of the votes cast on the question (section 8.15). Section 8.12 of our bylaws governs the rights of a shareholder to appoint a proxy holder or representative to attend a shareholder meeting and vote at that meeting on the shareholder's behalf. A proxy must be in writing and signed by the shareholder or his or her attorney. Where a shareholder is a corporation or association, it may authorize an individual to represent it at a shareholder meeting. The authority of such an individual must be given by a resolution of the corporation or shareholder and deposited with us.

     Section 8.18 of our bylaws allows the chairman at a shareholders meeting to adjourn the meeting provided that the shareholders consent to the adjournment. If a shareholder meeting is adjourned for less than 30 days, notice of the adjourned meeting does not have to be given. If a shareholder meeting is adjourned by one or more adjournments for a total of 30 days or more, then notice of the adjourned meeting must be given as required for an original meeting.


10C. MATERIAL  CONTRACTS

     None.

10D. EXCHANGE  CONTROLS  AND  OTHER  LIMITATIONS  AFFECTING SECURITY HOLDERS

     The federal Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian Business (as defined in the ICA). Such an acquisition is either notifiable or reviewable depending on its structure and the value of the assets of the Canadian business being acquired. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO Investor (as defined in the ICA) where:
(i) in the case of a direct acquisition of control of a Canadian entity (i.e., through a share purchase), the assets of the entity carrying on the Canadian Business and of all other entities in Canada, the control of which is acquired exceeds CDN $209 million (this threshold is adjusted annually for inflation and growth in Canada's domestic product); or (ii) in the case of a direct acquisition of assets of a Canadian Business (i.e., through an asset acquisition) the value of the assets used in carrying on the Canadian business exceeds CDN $209 million. Where an investor is not a WTO Investor, review is required where: (i) in the case of a direct acquisition of control of a Canadian Business, the value of the assets of the business and all other entities being acquired is CDN $5 million or more; or (ii) in the case of an indirect acquisition of control of a Canadian Business, where the Canadian Business has assets of CDN $50 million or more in value; or (iii) in the case of an acquisition of assets of a Canadian Business, the assets represents more than 50% of the assets of the original group and the value of the acquired assets exceeds CDN $5 million.

     In the context of the Corporation three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts joint ventures or other unincorporated entities; an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

10E.     TAXATION

CERTAIN  CANADIAN  FEDERAL  INCOME  TAX  CONSEQUENCES

     The following summary of the material Canadian federal income tax considerations generally applicable in respect of the holding and disposition of common shares reflects the Corporation's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

     This summary is applicable only to holders who are resident solely in the United States, have never been resident in Canada, deal at arm's length with the Corporation, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.

     This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date hereof and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

     This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Dividends

     In the case of any dividends paid to non-residents, we withhold the Canadian tax and pay only the net amount to the shareholder. The rate of withholding tax is generally 25% but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).

Dispositions

     A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share unless the share is "taxable Canadian property" to the holder thereof and the non-resident is not otherwise entitled to relief under a tax treaty. In the case of a non-resident holder to whom our shares represent taxable Canadian property and who is resident only in the United States for purposes of the Tax Convention, no tax under the ITA will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived from real property situated in Canada.

     A common share of the Corporation will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with persons with whom the holder did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Corporation. In addition, a common share will be taxable Canadian property if the shares are not listed on a prescribed stock exchange. For this purpose, it is unclear whether the Nasdaq Small Cap Market constitutes a prescribed stock exchange although the better view is that it should. Holders who cannot avail themselves of the protection of the Tax Convention should consult their own tax advisors in advance of any disposition of common shares.

UNITED  STATES  FEDERAL  INCOME  TAX  CONSEQUENCES

     The following is a discussion that encompasses all of the material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Corporation is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not cover any state, local or foreign tax consequences.

     The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S.  Holders

     As used herein, a ("U.S. Holder") includes a holder of our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source and a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person, and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.

Distributions  on  our  Common  Shares

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation. Dividends paid in Canadian dollars will be included in income in an U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend, which are converted into U.S. dollars on a date subsequent to receipt.

     Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless we qualify as a "foreign personal holding Corporation" or a "passive foreign investment Corporation", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign  Tax  Credit

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holders United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.

     In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder's expected economic profit, after non-US taxes, is insubstantial.

     The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition  of  our  Common  Shares  of  the  Corporation

     A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period preceding the date on which the loss was recognized. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

Other  Considerations

     In the following two circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares. Based on (a) the number of shareholders of our common shares and (b) the majority ownership of our shares by Canadian residents,we do not believe that it is either a "Foreign Personal Holding Corporation" or a "Controlled Foreign Corporation."

10H.     INSPECTION  OF  DOCUMENTS

     Documents referred to in this registration statement may be inspected at our executive offices at 366 Bay Street, 12th floor, Toronto, Ontario, M5H 4B2, during normal business hours.

ITEM  11:  QUANTITATIVE  AND  QUALITATIVE  ASSESSMENT  OF  MARKET  RISK

EXCHANGE  RATE  SENSITIVITY

     Substantially large amounts of our revenues are earned in United States dollars, and expenses are incurred in Canadian dollars. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect our results of operations. We do not engage in any foreign currency hedging policies. To the extent that we are not able to or do not raise our prices to reflect an adverse change in exchange rates, our profitability would be adversely affected. The impact of future exchange rates fluctuations on our results of operations and financial condition cannot be accurately predicted.


                                    PART III

ITEM  17.     FINANCIAL  STATEMENTS

     Not  applicable.

ITEM  18.     FINANCIAL  STATEMENTS

     We have elected to provide financial statements pursuant to Item 18. The financial statements required are set forth beginning on page F-1.

                          INDEX TO FINANCIAL STATEMENTS


ENTITY
                                                                            PAGE

I.     AUDITED  FINANCIAL  STATEMENTS

WEB  DREAM  INC.-
March 31, 2000, August 31, 1999 and 1998,

Auditors' Report                                                              F1

Financial Statements and Notes                                         F2 to F15


II.     PRO-FORMA  CONSOLIDATED  FINANCIAL  STATEMENTS

DIGITAL ROOSTER.COM INC. -
March 31, 2000 and 1999

Compilation  Report                                                          F16

Pro-Forma Consolidated Financial Statements and Notes                 F17 to F33

                                AUDITORS' REPORT





To  The  Directors  of
Web  Dream  Inc.



We have audited the balance sheets of Web Dream Inc. as at March 31, 2000, August 31, 1999, and 1998 and the statements of operations, (deficit) retained earnings and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2000, August 31, 1999, and 1998 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.




Toronto, Ontario.                                     /S/ "MINTZ & PARTNERS LLP"
March 7, 2001                                             CHARTERED  ACCOUNTANTS


                                                                             F1.

                                 WEB DREAM INC.
                                 BALANCE SHEETS
                           (EXPRESSED IN U.S. DOLLARS)

                                                  MARCH 31,    MARCH 31,    AUGUST 31,   AUGUST 31,
AS  AT                                             2000          1999         1999         1998
                                                             (UNAUDITED)
                                                            (Refer Note 17)
====================================================================================================

                                                A S S E T S
                                                -----------
CURRENT
     Cash                                       $   17,718   $    13,497  $       895   $     2,248
     Accounts receivable                            91,382        10,229       42,269         6,331
     Prepaids and sundry receivables                 4,701         2,584        3,230         2,495
                                                -----------  -----------  ------------  ------------

                                                   113,801        26,310       46,394        11,074

DUE FROM SHAREHOLDERS                                    -        31,225            -         3,776

CAPITAL ASSETS (Note 3)                             86,179        57,172       72,551        28,140

DUE FROM JAZZ MONKEY MEDIA INC.
(NOTE 4)                                           154,897             -            -             -
                                                -----------  -----------  ------------  ------------

                                                $  354,877   $   114,707  $   118,945   $    42,990
                                                ===========  ===========  ============  ============

                                                L I A B I L I T I E S
                                                ---------------------
CURRENT
     Accounts payable and accrued liabilities   $   97,604   $    17,335  $    64,334   $    24,828
     Deferred Revenue                               31,884             -            -             -
                                                -----------  -----------  ------------  ------------
                                                   129,488        17,335       64,334        24,828
LOANS PAYABLE                                            -        11,523       11,664        11,131
DUE TO SHAREHOLDERS (Note 5)                        31,344             -       25,895         3,198
DUE TO JAZZ MONKEY MEDIA INC. (Note 4)                   -             -        3,477             -
DUE TO DIGITAL ROOSTER.COM INC. (Note 6)           127,451             -            -             -
                                                -----------  -----------  ------------  ------------

                                                   288,283        28,858      105,370        39,157
                                                -----------  -----------  ------------  ------------

                                                S H A R E H O L D E R S' E Q U I T Y
                                                ------------------------------------

CAPITAL STOCK (Note 7)                             421,846           694      101,884           694

TRANSLATION ADJUSTMENT                                 581           338       (1,759)         (615)

(DEFICIT) RETAINED EARNINGS                       (355,833)       84,817      (86,550)        3,754
                                                -----------  -----------  ------------  ------------

                                                    66,594        85,849       13,575         3,833
                                                -----------  -----------  ------------  ------------

                                                $  354,877   $   114,707  $   118,945   $    42,990
                                                ===========  ===========  ============  ============
APPROVED BY THE BOARD:


/s Brian Usher Jones
---------------------------
Director

/s/ Hubert Mockler
---------------------------
Director


================================================================================

                             See Accompanying Notes                          F2.

                                 WEB DREAM INC.
                    STATEMENT OF (DEFICIT) RETAINED EARNINGS
                           (EXPRESSED IN U.S. DOLLARS)

                               MARCH 31,   MARCH 31,   AUGUST 31,  AUGUST 31,
FOR THE PERIODS ENDED            2000        1999        1999        1998
                              (7 MONTHS)  (7 MONTHS)  (12 MONTHS) (7 MONTHS)
                                          (UNAUDITED)
                                            (Refer
                                            Note 17)
=============================================================================

BALANCE - Beginning of period  $ (86,550)  $    3,754  $   3,754   $        -

     Net (loss) income          (269,283)      81,063    (90,304)       3,754
                               ----------  ----------  ----------  ----------

BALANCE - End of period        $(355,833)  $   84,817  $ (86,550)  $    3,754
                               ==========  ==========  ==========  ==========


================================================================================

                             See Accompanying Notes                          F3.

                                 WEB DREAM INC.
                            STATEMENT OF OPERATIONS
                           (EXPRESSED IN U.S. DOLLARS)

                                        MARCH 31,     MARCH 31,   AUGUST 31,    AUGUST 31,
FOR THE PERIODS ENDED                     2000          1999         1999         1998
                                       (7 MONTHS)    (7 MONTHS)   (12 MONTHS)  (7 MONTHS)
                                                     (UNAUDITED)
                                                   (Refer Note 17)
===========================================================================================


REVENUES                               $   963,009   $   696,312  $ 1,209,783   $   155,103

COST OF SALES                              395,012       268,687      508,740        28,000
                                       ------------  -----------  ------------  -----------

GROSS PROFIT                               567,997       427,625      701,043       127,103
                                       ------------  -----------  ------------  -----------


EXPENSES

     Administrative                        488,123       204,913      490,000        62,967
     Selling                               167,655       100,480      141,962        19,580
     Computer                              151,003        29,195      130,396        34,596
     Interest                               10,144         1,784       11,127         1,403
     Amortization                           20,355        10,190       17,862         4,803
                                       ------------  -----------  ------------  -----------

                                           837,280       346,562      791,347       123,349
                                       ------------  -----------  ------------  -----------

NET (LOSS) INCOME                      $  (269,283)  $    81,063  $   (90,304)  $     3,754
                                       ============  ===========  ============  ===========

(LOSS) INCOME PER SHARE (Note 11)

     Basic                                  (0.012)        0.047       (0.009)       0.0002
     Fully diluted                          (0.012)        0.047       (0.009)       0.0002

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING DURING THE PERIOD    12,761,523    10,000,000   10,076,712    10,000,000


================================================================================

                             See Accompanying Notes                          F4.

                                 WEB DREAM INC.
                            STATEMENT OF CASH FLOWS
                           (EXPRESSED IN U.S. DOLLARS)

                                            MARCH 31,  MARCH 31,  AUGUST 31,  AUGUST 31,
FOR THE PERIODS ENDED                         2000       1999        1999        1998
                                           (7 MONTHS) (7 MONTHS)  (12 MONTHS) (7 MONTHS)
                                                      (UNAUDITED)
                                                    (Refer Note 17)
=======================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES
     Net (loss) income                      $(269,283)  $ 81,063   $(90,304)  $  3,754
     Adjustment for non-cash items:
       Amortization                            20,355     10,190     17,862      4,803
       Non-cash expenses (Note 13 (ii))        41,028          -          -          -
       Translation adjustment                   2,340        953     (1,144)      (615)
                                            ----------  ---------  ---------  ---------

                                             (205,560)    90,206    (73,586)     7,942
     Changes in non-cash operating items
     (Note 13 (i))                             14,570    (11,480)     2,883     16,002
                                            ----------  ---------  ---------  ---------

CASH FLOWS (USED IN) PROVIDED BY
OPERATING ACTIVITIES                         (190,990)    80,726    (70,703)    23,944
                                            ----------  ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Advances from (to) shareholders            5,449    (30,647)    26,473       (578)
     Increase (decrease) in loans payable     (11,664)       392        533     11,131
     Due from (to) Jazz Monkey Media Inc.    (158,374)         -      3,477          -
     Due from Digital Rooster.com Inc.        127,451          -          -          -
     Issuance of capital stock (Note 7)       278,934          -    101,190        694
                                            ----------  ---------  ---------  ---------

CASH FLOWS PROVIDED BY (USED IN)
FINANCING ACTIVITIES                          241,796    (30,255)   131,673     11,247
                                            ----------  ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of capital assets               (33,983)   (39,222)   (62,323)   (32,943)
                                            ----------  ---------  ---------  ---------

CASH FLOWS USED IN INVESTING
ACTIVITIES                                    (33,983)   (39,222)   (62,323)   (32,943)
                                            ----------  ---------  ---------  ---------

INCREASE (DECREASE) IN CASH                    16,823     11,249     (1,353)     2,248

CASH - Beginning of period                        895      2,248      2,248          -
                                            ----------  ---------  ---------  ---------

CASH - End of period                        $  17,718   $ 13,497   $    895   $  2,248
                                            ==========  =========  =========  =========


================================================================================

                             See Accompanying Notes                          F5.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

1.   NATURE  OF  COMPANY'S  OPERATIONS

     Web Dream Inc. (the "Company") derives its revenues from the license of video content, subscriptions to website content and advertisements displayed on its website.

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION

     a)   Basis  of  presentation

          These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles as they relate to these financial statements, are explained in Note 16.

     b)   Use  of  estimates

          The preparation of these financial statements in conformity with Canadian Generally Accepted Accounting Principles has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2000, August 31, 1999 and 1998 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.

     c)   Revenue  recognition

          Revenues from monthly subscriptions to the website are deferred on receipt and are recognized as the services are provided. Revenues from internet advertising are recognized over the period the services are provided.

     d)   Capital  assets

          Capital assets are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture  and  fixtures     -  20%  declining  balance
          Leasehold  improvements      -  20%  straight  line
          Computer  hardware           -  30%  declining  balance
          Computer  software           -  100%  declining  balance

          Capital assets purchased during the year are amortized at one-half of the above stated rates.


================================================================================
/Continued . . .                                                             F6.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF PRESENATION - Continued


     e)   Income  taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

          The Company provides a valuation allowance to reduce future income tax assets when it appears likely that the asset will not be realized.

     f)   Foreign  currency  translation

          The reporting currency in these financial statements is the U.S. dollar. Accordingly, assets and liabilities denominated in Canadian dollars have been translated into U.S. dollars at the exchange rate prevailing at the balance sheet date other than common stock which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the year. Cumulative net translation adjustments are included as a separate component of shareholders' equity.

          The functional currency in these financial statements is the Canadian dollar. Accordingly, transactions have been translated at the average exchange rate for the year. Exchange gains and losses resulting from translation of these amounts are reflected in the statement of operations in the period in which they occurred.

     g)   Costs  of  raising  capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.


3.   CAPITAL  ASSETS
                                         As At March 31, 2000
                                         --------------------
                                             Accumulated   Net Carrrying
                                    Cost     Amortization     Amount
                                    ----     ------------     ------

     Furniture and equipment     $  10,693     $  1,982     $   8,711

     Leasehold improvements          4,752        1,409         3,343

     Computer  hardware            110,228       37,970        72,258

     Computer  software              4,315        2,448         1,867
                                 ---------     --------     ---------

                                 $ 129,988     $ 43,809     $  86,179
                                 =========     ========     =========


================================================================================
/Continued . . .                                                             F7.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

3.   CAPITAL  ASSETS  -  Continued

                                   As At March 31, 1999 (Unaudited)
                                   --------------------------------
                                            Accumulated         Net Carrrying
                             Cost           Amortization           Amount
                         ------------  ----------------------  --------------
Furniture and equipment  $      2,533  $                  340  $        2,193

Leasehold improvements          3,649                     618           3,031

Computer hardware              64,932                  13,844          51,088

Computer software               1,324                     464             860
                         ------------  ----------------------  --------------

                         $     72,438  $               15,266  $       57,172
                         ============  ======================  ==============


                                       As At August 31, 1999
                                       ----------------------
                                            Accumulated         Net Carrrying
                             Cost           Amortization           Amount
                         ------------  ----------------------  --------------

Furniture and equipment  $      7,067  $                  911  $        6,156

Leasehold improvements          3,694                     887           2,807

Computer hardware              83,179                  20,322          62,857

Computer software               1,464                     733             731
                         ------------  ----------------------  --------------

                         $     95,404  $               22,853  $       72,551
                         ============  ======================  ==============


                                       As At August 31, 1998
                                       ----------------------
                                            Accumulated         Net Carrrying
                             Cost           Amortization           Amount
                         ------------  ----------------------  --------------

Furniture and equipment  $      1,142  $                  149  $          993

Leasehold improvements          2,438                     250           2,188

Computer hardware              29,363                   4,404          24,959
                         ------------  ----------------------  --------------


                         $     32,943  $                4,803  $       28,140
                         ============  ======================  ==============


================================================================================
/Continued . . .                                                             F8.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

4.   DUE  FROM  (TO)  JAZZ  MONKEY  MEDIA  INC.

     The amount due from (to) the company related by virtue of common shareholders, is unsecured, bears no interest and has no fixed terms of repayment.

5.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and have no fixed terms of repayment.


6.   DUE  TO  DIGITAL  ROOSTER.COM  INC.

     The amount, which is due to the company's parent, is unsecured, bears no interest and has no fixed terms of repayment. This was loaned to facilitate the "reverse takeover" on January 19, 2000 as discussed in Note 8.


================================================================================
/Continued . . .                                                             F9.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

7.   CAPITAL  STOCK

     Authorized

     Unlimited  number  of  Common  shares

     Unlimited number of Class A voting preference shares, having a non-cumulative dividend as determined by the Board of Directors and are redeemable and retractable.

     Unlimited number of Class B voting preference shares, having a non-cumulative dividend as determined by the Board of Directors and are redeemable and retractable.

     Unlimited  number  of  non-voting  special  shares.


     Issued - Common shares                             NUMBER     AMOUNT

     Issuance of shares on February 17, 1998               1,000  $    694
                                                      ----------  --------
     Balance as at August 31, 1998 and
     March 31, 1999                                        1,000       694

     Stock split on August 18, 1999 on the
     basis of 10,000 shares for each share issued      9,999,000         -

     Issuance of shares on August 18, 1999 for cash    2,000,000   101,190
                                                      ----------  --------

     Balance as at August 31, 1999                    12,000,000   101,884

     Issuance of shares on September 22, 1999
     for cash                                            566,436   161,960

     Issuance of shares on November 3, 1999
     for cash                                            340,000   100,179

     Issuance of shares on November 12, 1999 in
     consideration of investment banking
     services (i)                                        800,000    41,028

     Issuance of shares on December 15, 1999
     for cash                                             50,000    16,795
                                                      ----------  --------
     Balance, as at March 31, 2000                    13,756,436  $421,846
                                                      ==========  ========

(i) As no cash consideration was received, the net cash received, during the period of seven months from September 1, 1999 to March 31, 2000, from issuance of share capital was $278,934.


================================================================================
/Continued . . .                                                            F10.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

8.   REVERSE  TAKEOVER

     On January 19, 2000, the shareholders of Web Dream Inc. sold and transferred all of their shares to Storimin Resources Limited ("Storimin") in consideration of 28,000,000 shares of Storimin. Web Dream Inc. shareholders received as consideration, 2 post-consolidation common shares of Storimin for each common share of Web Dream Inc. sold. Subsequent to the share exchange, the former shareholders of Web Dream Inc. own a majority of all the issued and outstanding common shares of Storimin. The transaction is accounted for as a "reverse takeover" by Storimin using the purchase method of accounting with Web Dream Inc. being the acquiring company.

     On January 19, 2000, subsequent to the reverse takeover, Storimin Resources Limited, the legal parent, changed its name to Digital Rooster.com Inc. to better reflect the corporation's activities.

9.   CONTINGENT  LIABILITY

     In 1998, a claim was filed against the Company seeking damages of $1,600,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements.

10.  LEASE  COMMITMENTS

     The Company is obligated under an operating lease for its premises. The lease expires on June 30, 2001.

     Future minimum payments for its premises as at March 31, 2000 are as follows:


               2001                                            $  38,214
               2002                                                9,554


================================================================================
/Continued . . .                                                            F11.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

11.  INCOME  TAXES

     The Company has non-capital losses of approximately $262,000 as at March 31, 2000, which are available to offset future years' taxable income. The potential tax benefit of these losses has not been recorded in the financial statements. The losses expire as follows:

               2005                                $   55,000
               2006                                    91,000
               2007                                   116,000
                                                   ----------
                                                   $  262,000
                                                   ==========

12.  (LOSS)  INCOME  PER  SHARE

     The loss (income) per share, which has been computed proportionately for the periods presented, is based on the weighted average numbers of shares outstanding during each period, including the effect of the split of shares on August 18, 1999 described in note 7.

13.  CHANGES IN NON-CASH OPERAING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                       MARCH 31,    MARCH 31,     AUGUST 31,    AUGUST 31,
                                         2000          1999          1999          1998
                                      (7 MONTHS)    (7 MONTHS)   (12 MONTHS)    (7 MONTHS)
                                                   (UNAUDITED)
     Increase in accounts receivable  $  (49,113)  $    (3,898)  $   (35,938)  $    (6,331)

     Increase in prepaid and sundry
     receivables                          (1,471)          (89)         (735)       (2,495)

     Increase in deferred revenue         31,884             -             -             -

     Increase (decrease) in accounts
     payable and accrued liabilities      33,270        (7,493)       39,506        24,828
                                 -----------  ------------  ------------  ------------

                                      $   14,570   $   (11,480)  $     2,833   $    16,002
                                      ===========  ============  ============  ============

     Interest paid                    $   10,144   $     1,784   $    11,127   $     1,403
                                      ===========  ============  ============  ============

     Income taxes paid                $        -   $         -   $         -   $         -
                                      ===========  ============  ============  ============


     ii)  Supplemental disclosure of
          non-cash  activities:

          Non-cash investment banking
          expenses  (see  Note  7)    $   41,028   $         -   $         -   $         -
                                      ===========  ============  ============  ============


================================================================================
/Continued . . .                                                            F12.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

14.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The present carrying amount of the Company's financial assets and liabilities approximates fair value.

15.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The Company has been operating in one business segment only, being monthly subscriptions to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

     Sales         March, 2000     March, 1999     August, 1999     August, 1998
     -----         -----------     -----------     ------------     ------------
                    (7 months)      (7 months)      (12 months)      (7 months)
     (Unaudited)

     Canada                 5%             9%              12%             12%
     United  States        95%            91%              88%             88%

     Accounts receivable
     -------------------

     Canada                 -              -                -               -
     United  States       100%           100%             100%            100%


16.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP") are summarized as follows:

     BALANCE  SHEET

     ACCOUNTS  RECEIVABLE

     U.S. GAAP requires disclosure of the allowance for doubtful accounts on the face of the financial statements.

     The Company has not recorded any such allowance for the periods presented in these financial statements.


================================================================================
/Continued . . .                                                            F13.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

16.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued


     DEFERRED  TAX  ASSETS

     Deferred tax assets (in Canada future income tax assets) are comprised of benefits arising from losses carried forward. No deferred tax assets have been recorded in accordance with Canadian GAAP because the Company cannot determine whether it is more likely than not that it will be able to realize the benefit of these losses carried forward during the carry forward period. U.S. GAAP requires, in such circumstances, that disclosure be made of the value of the asset and any valuation allowance applied to it. Therefore, in accordance with U.S. GAAP the following would be included in disclosures related to deferred tax assets in notes to the financial statements:

                               MARCH 31, 2000    MARCH 31, 1999    AUGUST 31, 1999    AUGUST 31, 1998
                              ----------------  ----------------  -----------------  -----------------
                                                   (UNAUDITED)
Deferred tax assets           $       115,300   $        47,500   $         64,200   $         24,200
Less: Valuation allowance            (115,300)          (47,500)           (64,200)           (24,200)
                              ----------------  ----------------  -----------------  -----------------

     Net deferred tax assets  $             -   $             -   $              -   $              -
                              ----------------  ----------------  -----------------  -----------------

     STATEMENTS  OF  OPERATIONS  AND  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of operations and cash flow and those that would apply had the statements been prepared in accordance with U.S. GAAP.


================================================================================
/Continued . . .                                                            F14.

                                 WEB DREAM INC.
                          NOTES TO FINANCIAL STATEMENTS
   MARCH 31, 2000 AND MARCH 31, 1999 (UNAUDITED) AND AUGUST 31, 1999, AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

================================================================================

16.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

     ADDITIONAL  DISCLOSURES

     i) Information as to products, geographic markets, significant estimates and concentrations

          United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Notes 2 and 15.

     ii)  Recent  accounting  pronouncement

          In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views in applying Generally Accepted Accounting Principles to revenue recognition in financial statements. At this time, management does not expect the adoption of SAB 101 to have a material effect on the Company's operations or financial position. As the SEC has delayed application of SAB 101, the Company will be required to adopt SAB 101 in the first quarter of fiscal 2002.

     iii) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          In U.S. GAAP some of the accounting terms used differ from Canadian GAAP. The following is a summary:

                U.S.  GAAP                        Canadian  GAAP
                -----------                       --------------

          Deferred  income  taxes               Future income taxes

          Depreciation of tangible              Amortization
          capital  assets

          Reverse Acquisition                   Reverse takeover

          Property and equipment                Capital  assets

     iv)  Comprehensive  income

          U.S. GAAP (SFAS 130) requires information regarding comprehensive income and its components. The only substantial component of comprehensive income, as defined in SFAS 130, relates to foreign currency translation.

          Accordingly, the foreign currency translation adjustment arising as a result of translating the financial statements into U.S. dollars has been disclosed as a separate item on the balance sheet.

17.  COMPARATIVE  FIGURES

     Comparative figures for balance sheet as at March 31, 1999 and the statement of operations, retained earnings and cash flows for the period then ended are unaudited and have been provided for comparative purposes only.


================================================================================
/Continued . . .                                                            F15.

                               COMPILATION REPORT



To  the  Directors  of  Digital  Rooster.com  Inc.

We have reviewed, as to compilation only, the accompanying pro-forma financial statements of Digital Rooster.com Inc. as at March 31, 2000 and March 31, 1999 and for the seven months then ended which have been prepared for inclusion in the registration statement on Form 20 - F to provide additional information as to proforma changes in operating results from those separately reported in this Form 20-F. In our opinion, the pro-forma financial statements have been properly compiled to give effect, on a pro-forma basis, to the transaction and the assumptions described in note 3 thereto.




Toronto, Ontario.                                    /S/  "MINTZ & PARTNERS LLP"
March  23,  2001                                           CHARTERED ACCOUNTANTS


                                                                            F16.

                            DIGITAL ROOSTER.COM INC.
                      PROFORMA CONSOLIDATED BALANCE SHEETS
                          (EXPRESSED IN U.S. DOLLARS)

                                                     MARCH  31,    MARCH  31,
AS  AT                                                 2000           1999
                                                    (UNAUDITED)   (UNAUDITED)
=============================================================================

                                  A S S E T S
                                  -----------

CURRENT
    Cash and short-term investment                   $  67,892   $ 94,896
    Accounts receivable                                 91,383     10,229
    Prepaids and sundry receivables                      5,646      2,584
                                                     ----------  --------

                                                       164,921    107,709

DUE FROM SHAREHOLDERS                                        -     31,225

CAPITAL ASSETS (Note 4)                                 86,179     57,172

GOODWILL (Note 5)                                       60,311     77,963

DUE FROM JAZZ MONKEY MEDIA INC.
(NOTE 6)                                               154,897          -
                                                     ----------  --------

                                                     $ 466,308   $274,069
                                                     ==========  ========


                              L I A B I L I T I E S
                              ---------------------
CURRENT
    Accounts payable and accrued liabilities         $ 118,241   $ 31,854
    Income tax payable                                   1,661          -
    Deferred Revenue                                    31,884          -
                                                     ----------  --------
                                                       151,786     31,584
LOANS PAYABLE                                                -     11,523
DUE TO SHAREHOLDERS (Note 7)                            31,344          -
NOTE PAYABLE. (Note 8)                                  61,902     59,589
                                                     ----------  --------

                                                       245,032    102,966
                                                     ----------  --------

                      S H A R E H O L D E R S' E Q U I T Y
                      ------------------------------------

CAPITAL STOCK (Note 9)                                 756,809    163,211

TRANSLATION ADJUSTMENT                                   4,446      2,739

(DEFICIT) RETAINED EARNINGS                           (539,979)     5,153
                                                     ----------  --------

                                                       221,276    171,103
                                                     ----------  --------

                                                     $ 466,308   $274,069
                                                     ==========  ========


================================================================================
                          See  Accompanying  Notes                          F17.

                            DIGITAL ROOSTER.COM INC.
         PROFORMA CONSOLIDATED STATEMENT OF (DEFICIT) RETAINED EARNINGS
                          (EXPRESSED IN U.S. DOLLARS)

                                                          MARCH  31,   MARCH 31
FOR THE PERIODS ENDED                                       2000         1999
                                                          (7 MONTHS)  (7 MONTHS)
                                                         (UNAUDITED)  UNAUDITED)
================================================================================


BALANCE - Beginning of period                             $(205,489)  $    3,260

Net (loss) income                                          (334,490)       1,893
                                                          ----------  ----------

BALANCE - End of period                                   $(539,979)  $    5,153
                                                          ==========  ==========


================================================================================
                          See  Accompanying  Notes                          F18.

                            DIGITAL ROOSTER.COM INC.
                  PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          (EXPRESSED IN U.S. DOLLARS)

                                                          MARCH  31,   MARCH 31
FOR THE PERIODS ENDED                                       2000         1999
                                                          (7 MONTHS)  (7 MONTHS)
                                                         (UNAUDITED)  UNAUDITED)
================================================================================

REVENUES                                              $   963,009   $    696,312

COST OF SALES                                             395,012        268,687
                                                      ------------  ------------

GROSS PROFIT                                               567,997       427,625
                                                      ------------  ------------


EXPENSES

    Administrative                                        543,033        273,786
    Selling                                               167,655        100,480
    Computer                                              151,003         29,195
    Interest                                               10,144          1,784
    Amortization of capital assets                         20,355         10,190
    Amortization of goodwill                               10,297         10,297
                                                      ------------  ------------

                                                          902,487        425,732
                                                      ------------  ------------

NET (LOSS) INCOME                                     $  (334,490)  $      1,893
                                                      ============  ============

(LOSS) INCOME PER SHARE (Note 13)

    Basic                                                  (0.007)       0.00005
    Fully diluted                                          (0.007)       0.00005

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING DURING THE PERIOD                   26,144,464     22,067,994


================================================================================
                          See  Accompanying  Notes                          F19.

                            DIGITAL ROOSTER.COM INC.
                  PROFORMA CONSOLIDATED STATEMENT OF CASH FLOWS
                          (EXPRESSED IN U.S. DOLLARS)

                                                          MARCH  31,   MARCH 31
FOR THE PERIODS ENDED                                       2000         1999
                                                          (7 MONTHS)  (7 MONTHS)
                                                         (UNAUDITED)  UNAUDITED)
================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES

    Net (loss) income                                     $(334,490)  $   1,893
    Adjustment for non-cash items:
      Amortization of capital assets                         20,355      10,190
      Amortization of goodwill                               10,297      10,297
      Non-cash expenses (Note 14 (ii))                       41,028           -
      Translation adjustment                                  3,194       3,422
                                                          ----------  ----------

                                                           (259,616)     25,802
    Changes in non-cash operating items
    (Note 14 (i))                                            20,451      (4,752)
                                                          ----------  ----------

CASH FLOWS (USED IN) PROVIDED BY
OPERATING ACTIVITIES                                       (239,165)     21,050
                                                          ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES

    Advances from (to) shareholders                           5,449     (30,647)
    (Decrease) increase in loans payable                    (11,664)        392
    Advances from (to) Jazz Monkey Media Inc.              (158,374)          -
    Issuance of capital stock (Note 9(i))                   451,380           -
                                                          ----------  ----------

CASH FLOWS PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                        286,791     (30,255)
                                                          ----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES

    Purchase of capital assets                              (33,983)    (39,222)
                                                          ----------  ----------

CASH FLOWS USED IN INVESTING
ACTIVITIES                                                  (33,983)    (39,222)
                                                          ----------  ----------

INCREASE (DECREASE) IN CASH FROM
BUSINESS ACTIVITIES                                          13,643     (48,427)

CASH AND SHORT - TERM INVESTMENT -
Acquired in reverse takeover (Note 3)                             -     141,075

CASH - Beginning of period                                   54,249       2,248
                                                          ----------  ----------

CASH AND SHORT -
TERM INVETMENT - End of period                            $  67,892   $  94,896
                                                          ==========  ==========


================================================================================
                          See  Accompanying  Notes                          F20.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

1.   NATURE  OF  COMPANY'S  OPERATIONS

     Digital Rooster.com Inc and its wholly owned subsidiary Web Dream Inc., ("the Group") derive their revenues from the license of video content, monthly subscriptions to the website content and advertisements displayed on its website.

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION


     a)   Organization

          Digital Rooster.com Inc. ("the Company"), formerly Storimin Resources Inc. ("Storimin") was incorporated pursuant to the provisions of the Canada Business Corporations Act on January 16, 1984. Pursuant to an agreement dated November 12, 1999 Storimin acquired all of the issued and outstanding shares of Web Dream Inc. ("Web") from its shareholders and subsequently changed its name to Digital Rooster.com Inc.
          ("Digital"). See Note 3 for a detailed description of the reverse takeover ("RTO") transaction. However these proforma consolidated financial statements have been prepared assuming a reverse takeover had occurred on August 31, 1998. Web was incorporated in Ontario on February 17, 1998.


     b)   Basis  of  presentation

          These proforma consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these proforma consolidated financial statements, are explained in Note 17.

     c)   Use  of  estimates

          The preparation of these proforma consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2000, March 31, 1999 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.

     d)   Revenue  recognition

          Revenues from monthly subscriptions to the website are deferred on receipt and are recognized as the services are provided. Revenues from internet advertising are recognized over the period the services are provided.


================================================================================
/Continued . . .                                                            F21.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENATION

     e)   Capital  assets

               Capital assets are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

               Furniture  and  fixtures        -  20%  declining  balance
               Leasehold  improvements         -  20%  straight  line
               Computer  hardware              -  30%  declining  balance
               Computer  software              -  100%  declining  balance

               Capital assets purchased during the period are amortized at one-half of the above stated rates.

     f)   Goodwill

               Goodwill is amortized on a straight line basis over its estimated useful life of 5 years.

     g)   Income  taxes

               The Company follows the asset and liability approach to accounting and reporting for income taxes.

               The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

               The Company provides a valuation allowance to reduce future income tax assets when it appears likely that the asset will not be realized.

     h)   Foreign  currency  translation

               The reporting currency in these proforma consolidated financial statements is the U.S. dollar. Accordingly, assets and liabilities denominated in Canadian dollars have been translated into U.S. dollars at the exchange rate prevailing at the balance sheet date other than common stock which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period. Cumulative net translation adjustments are included as a separate component of shareholders' equity.

               The functional currency in these proforma consolidated financial statements is the Canadian dollar. Accordingly, transactions have been translated at the average exchange rate for the period. Exchange gains and losses resulting from translation of these amounts are reflected in the statement of operations in the period in which they occurred.


================================================================================
/Continued . . .                                                            F22.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF PRESENATION - Continued

     i)   Costs  of  raising  capital

               Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

3.   REVERSE  TAKEOVER

               These proforma consolidated financial statements are prepared to give effect to a reverse takeover transaction using the purchase method of accounting. In accordance with Canadian generally accepted accounting principles, these proforma consolidated financial statements represent a continuation of the financial statements of the legal subsidiary, Web Dream Inc.

               These proforma consolidated financial statements are prepared to give effect to the reverse takeover transaction as if the transaction occurred on August 31, 1998. Accordingly, on August 31, 1998, the Company issued 20,000,000 common shares for all of the issued and outstanding common shares of Web Dream Inc. The following is a summary of the transaction:

                                                                       Amount
                                                                       ------

               Net  assets  acquired                                 $   74,257
               Goodwill                                                  88,260
                                                                     -----------
               Purchase  consideration                               $  162,517
                                                                     -----------


               Assets acquired, liabilities assumed and purchase considerations are:

                                                                       Amount
                                                                       ------

               Cash  and  short-term  deposits                       $  141,075

               Liabilities                                              (66,818)
                                                                     -----------

               Net  assets  acquired                                     74,257
               Goodwill  on  acquisition                                 88,260
                                                                     -----------
               Purchase  value                                          162,517

               Less:  non-cash  consideration                           162,517
                                                                     -----------

                                                                     $        -
                                                                     ===========

               Cash  and  short  -  term  deposits  acquired         $  141,075
                                                                     ===========


================================================================================
/Continued . . .                                                            F23.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================


4.   CAPITAL ASSETS
                                               As At March 31, 2000
                                               --------------------
                                                  Accumulated        Net Carrying
                                   Cost            Amortization          Amount
                              ---------------  ---------------------  -------------
     Furniture and equipment  $        10,693  $               1,982  $       8,711

     Leasehold improvements             4,752                  1,409          3,343

     Computer hardware                110,228                 37,970         72,258

     Computer software                  4,315                  2,448          1,867
                              ---------------  ---------------------  -------------

                              $       129,988  $              43,809  $      86,179
                              ===============  =====================  =============


                                               As At March 31, 1999
                                               --------------------
                                                   Accumulated        Net Carrying
                                   Cost            Amortization          Amount
                              ---------------  ---------------------  -------------

     Furniture and equipment  $         2,533  $                 340  $       2,193

     Leasehold improvements             3,649                    618          3,031

     Computer hardware                 64,932                 13,844         51,088

     Computer software                  1,324                    464            860
                              ---------------  ---------------------  -------------

                              $        72,438  $              15,266  $      57,172
                              ===============  =====================  =============


5.   GOODWILL

                                               As At March 31, 2000
                                               --------------------
                                                   Accumulated        Net Carrying
                                   Cost            Amortization          Amount
                              ---------------  ---------------------  -------------

     Goodwill                 $        88,260  $              27,949  $      60,311



                                               As At March 31, 1999
                                               --------------------
                                                   Accumulated        Net Carrying
                                   Cost            Amortization          Amount
                             ---------------  ---------------------  -------------

     Goodwill                $        88,260  $              10,297  $      77,963


================================================================================
/Continued . . .                                                            F24.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

6.   DUE  FROM  (TO)  JAZZ  MONKEY  MEDIA  INC.

     The amount due from (to) the Company related by virtue of common shareholders, is unsecured, bears no interest and has no fixed terms of repayment.

7.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and have no fixed terms of repayment.


8.   NOTE  PAYABLE

     In October 1997, the Company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Explorations Corporation whereby the latter granted Pizay an exclusive option to acquire an undivided 10% interest in the property. The consideration to earn this 10% interest was $68,780 cash, 500,000 shares of Pizay valued at $68,780 and a commitment to incur $412,680 in exploration expenditures over a two year period, subsequent to which a joint venture will be formed. Flow through financing for $144,438 was obtained in 1997 and the balance of the $206,340 first year's commitment was secured by a non-interest bearing demand note payable of $61,902. This agreement was terminated in 1999. All expenditures have been charged to loss on abandonment of mining properties in the 1999 fiscal year.

     The Company and Pizay are disputing a legal action initiated by ProAm Explorations Corporation with respect to Pizay's demand note payable, and related interest and costs.


================================================================================
/Continued . . .                                                            F25.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

9.   CAPITAL  STOCK

     i)   Authorized

     Unlimited  number  of  Common  shares

     Issued - Common shares                                Number     Amount

     Balance as at August 31, 1998                       20,000,000  $    694

     Issued upon reverse takeover
     on August 31, 1998                                   2,067,994   162,517
                                                         ----------  --------

     Balance as at March 31, 1999                        22,067,994   163,211

     Issuance of shares on August 18, 1999 for cash       4,000,000   101,190

     Issuance of shares on September 22, 1999 for cash    1,132,872   161,960

     Issuance of shares on November 3, 1999 for cash        680,000   100,179

     Issuance of shares on November 12, 1999 in
     consideration of investment banking services (b)     1,600,000    41,028

     Issuance of shares on December 15, 1999 for cash       100,000    16,795

     Issuance of shares on March 8, 2000 for cash         1,000,000   172,446
                                                         ----------  --------

     Balance as at March 31, 2000                        30,580,866  $756,809
                                                         ----------  --------


     a) The issued and outstanding common shares reflect the stock split that occurred in Web on August 18, 1999 (10,000:1). The stock split has been recorded in these proforma consolidated financial statements as if it had occurred from the Company's inception.
     b) As no cash consideration was received, the net cash received, during the period of seven months from September 1, 1999 to March 31, 2000, from issuance of share capital was $451,380.


================================================================================
/Continued . . .                                                            F26.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

9.   CAPITAL  STOCK  -  Continued

     ii)     Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity:


                                             Wt. Avg.                 Wt. Avg.
                                             Exercise     Options     Exercise
                                   Number      Price    Exercisable     Price
                                 ----------  ---------  ------------  ---------

     Balance, September 1, 1998  2,500,000   $    0.14    2,500,000   $    0.14
     Cancelled                    (535,000)       0.14     (535,000)       0.14
     Granted                        60,000        0.04       60,000        0.04
                                 ----------  ---------  ------------  ---------
     Balance, April 1, 1999      2,025,000        0.14    2,025,000        0.14
     Granted                     1,591,000        0.17    1,591,000        0.17
                                 ----------  ---------  ------------  ---------
     Balance, March 31, 2000     3,616,000   $    0.15    3,616,000   $    0.15
                                 ----------  ---------  ------------  ---------


     Options  outstanding  and  exercisable  at  March  31, 2000 are as follows:

           Outstanding                                           Exercisable
           -----------                                           -----------
                                       Wt. Avg.                               Wt. Avg.
                       Expiry          Remaining     Remaining                Exercise
     Price   Number    Date              Life     Exercise Price    Number     Price
     -----  ---------  --------------  ---------  ---------------  ---------  --------
     0.14    250,000  October, 2001           2  $          0.14    250,000      0.14
     0.14  1,715,000  April, 2002             2             0.14  1,715,000      0.14
     0.17  1,591,000  February, 2003          3             0.17  1,591,000      0.17
     0.04     60,000  August, 2003            3             0.04     60,000      0.04


10.  CONTINGENT  LIABILITY

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $1,600,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements.

     b) The Company is the defendant in two lawsuits involving total claims of $38,500 plus costs. In the opinion of management, these lawsuits are without merit and no provision has been made for these claims in the financial statements. Any settlement will be reflected in the year it occurs.


================================================================================
/Continued . . .                                                            F27.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

11.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under an operating lease for its premises. The lease expires on June 30, 2001.

     Future minimum payments for its premises as at March 31, 2000 are as follows:


               2001                                               $  38,214
               2002                                                   9,554


12.  INCOME  TAXES

     The Company and its subsidiaries have non-capital losses of approximately $573,000 as at March 31, 2000, which are available to offset future years' taxable income. The potential tax benefit of these losses has not been recorded in the financial statements. The losses expire as follows:


                                 TOTAL


     2005                     $  55,000

     2006                        91,000

     2007                       427,000
                              ---------

                              $ 573,000
                              =========


13.  LOSS  (INCOME)  PER  SHARE

     The loss (income) per share, which has been computed proportionately for the periods presented, is based on the weighted average numbers of shares outstanding during each period.


================================================================================
/Continued . . .                                                            F28.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

14.  CHANGES IN NON-CASH OPERAING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                                         MARCH 31,    MARCH 31,
                                                            000         1999

     Increase in accounts receivable                    $  (48,004)  $   (3,675)
     Increase in prepaid and sundry
     receivables                                            (2,331)           -
     Increase in deferred revenue                           31,884            -
     Increase (decrease) in accounts
     payable and accrued liabilities                        38,902       (1,077)
                                                        -----------  -----------
                                                        $   20,451   $   (4,752)
                                                        ===========  ===========

     Interest paid                                      $   10,144   $    1,784
                                                        ===========  ===========
     Income taxes paid                                  $        -   $        -
                                                        ===========  ===========


     ii)  Supplemental disclosure of non-cash activities:

Non-cash  investment  banking
expenses  (See  Note  9  (i))                            $  41,028   $        -
                                                        ===========  ===========

15.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The present carrying amount of the Company's financial assets and liabilities approximates fair value.

16.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and licenses of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

     Sales                     March,  2000     March,  1999
     -----                     ------------     ------------

     Canada                            5%               9%
     United  States                   95%              91%

     Accounts receivable
     -------------------

     Canada                             -               -
     United  States                   100%            100%


================================================================================
/Continued . . .                                                            F29.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

17.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP") are summarized as follows:

     BALANCE  SHEET

     ACCOUNTS  RECEIVABLE

     U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

     The Company has not recorded any such allowance for the periods presented in these financial statements.

     DEFERRED  TAX  ASSETS

     Deferred tax assets (in Canada future income tax assets) are comprised of benefits arising from losses carried forward. No deferred tax assets have been recorded in accordance with Canadian GAAP because the Company cannot determine whether it is more likely than not that it will be able to realize the benefit of these losses carried forward during the carry forward period. U.S. GAAP requires, in such circumstances, that disclosure be made of the value of the asset and any valuation allowance applied to it. Therefore, in accordance with U.S. GAAP the following would be included in disclosures related to deferred tax assets in notes to the financial statements:

                                                March 31, 2000   March 31, 1999
                                                --------------   --------------

     Deferred  tax  assets                        $  252,100     $  47,500
     Less:  Valuation  allowance                    (252,100)      (47,500)
                                                  -----------    ----------

                                                  $        -     $       -
                                                  ===========    ==========

     STATEMENTS  OF  OPERATIONS  AND  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of operations and cash flow and those that would apply had the statements been prepared in accordance with U.S. GAAP.


================================================================================
/Continued . . .                                                            F30.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

17.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

     ADDITIONAL  DISCLOSURES

     i) Information as to products, geographic markets, significant estimates and concentrations

          United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Notes 2 and 16.

     ii)  Recent  accounting  pronouncement

          In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views in applying Generally Accepted Accounting Principles to revenue recognition in financial statements. At this time, management does not expect the adoption of SAB 101 to have a material effect on the Group's operations or financial position. As the SEC has delayed application of SAB 101, the Company will be required to adopt SAB 101 in the first quarter of fiscal 2002.

     iii) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          In U.S. GAAP some of the accounting terms used differ from Canadian GAAP. The following is a summary:

             U.S. GAAP                             Canadian GAAP
             ---------                             -------------

          Deferred income taxes                  Future income taxes

          Depreciation of tangible               Amortization
          capital  assets

          Excess of cost over fair               Goodwill
          value of net assets acquired

          Reverse Acquisition                    Reverse takeover


================================================================================
/Continued . . .                                                            F31.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

17.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

     iv)  Comprehensive  income

          U.S. GAAP (SFAS 130) requires information regarding comprehensive income and its components. The only substantial component of comprehensive income, as defined in SFAS 130, relates to foreign currency translation.

          Accordingly, the only foreign currency translation adjustment arising as a result of translating the financial statements into U.S. dollars has been disclosed as a separate item on the balance sheet.

     v)   Stock  options

          U.S. GAAP (SFAS 123) requires certain disclosures regarding stock options granted to employees and directors as compensation under stock option plans. Because the Company applies the principles of APB 25, (Accounting for Stock Issued to Employees), which are the same as Canadian generally accepted accounting principles, there are no differences noted in respect of the options granted.

     However, in accordance with SFAS 123, the Company would be required, in any event, to disclose the following:

     "The Company is required to adopt SFAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of SFAS 123, therefore, the Company applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans, the Company would not recognize compensation expense for its stock-based compensation plans as the exercise price of options granted under the plan was not less then the than current fair market value of common shares.

     SFAS 123 requires entities that account for awards for stock-based compensation to employees in accordance with APB 25 to present pro forma disclosures of net income and earnings per share as if compensation cost was measured at the date of grant based on fair value of the award. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:


                                        March 31, 2000   March 31, 1999
                                        --------------   --------------

          Expected  life  of options      1.5  years        2.5 years
          Risk  free  interest rate       5%                5%
          Expected  volatility            3.31              5.4
          Expected  dividend yield        0.0%              0.0%

     The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


================================================================================
/Continued . . .                                                            F32.

                            DIGITAL ROOSTER.COM INC.
              PROFORMA CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2000, MARCH 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

================================================================================

17.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

Had the compensation costs for the Company's stock option plan been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, the Company's income from continuing operations and earnings per share for the periods ended March 31, 2000 and 1999 would have been impacted as indicated in the following table. The proforma results which reflect only the impact of the options granted are as follows:

                         March  31,             March  31,
                         ----------             ----------
                            2000                   1999
                            ----                   ----
                    Reported    Proforma   Reported   Proforma
                   ----------  ----------  ---------  ---------

Net (loss) income  $(302,606)  $(483,582)  $   1,893  $     738

Basic EPS          $  (0.007)  $  (0.011)  $ 0.00005  $ 0.00002

Diluted EPS        $  (0.007)  $  (0.011)  $ 0.00005  $ 0.00002


================================================================================
                                                                            F33.

ITEM  19.     EXHIBITS

The  following  documents  are  filed  as  part  of  this  Report:

1.1 Unaudited Financial Statements for the nine months ended December 31, 2000 and December 31, 1999.
1.2     Consent of Independent Auditors
2.1     Articles  of  Amendment  dated  January  19,  2000
2.2     Articles  of  Amalgamation  dated  April  1,  1999
2.3     Articles  of  Continuance  dated  October  30,  1998
2.4     Certificate  of  Amendment  dated  April  1,  1997
2.5     Certificate  and  Articles  of  Arrangement  dated  September  28,  1995
2.6     Certificate  of  Incorporation  dated  January  16,  1984.
3.1     By  law  No.  1  of  the  Corporation
3.2     Specimen  Common  Share  Certificate
5.1     List  of  Subsidiaries
6.1     Management  Information  Circular  dated  August  20,  2000
7.1 Storimin Resources Limited Notice of Annual and Special Meeting and Management Information Circular dated November 12, 1999.
7.2     Securities  Exchange  Agreement  dated  November  12,  1999.
8.1     Form  of  Stock  Option  Agreement
9.1     Employment  Agreement  for  John  A.  van  Arem
9.2     Employment  Agreement  for  Anthony  Korculanic

SIGNATURE  PAGE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on Its behalf by the undersigned, there unto duly authorized.

                                   DIGITAL  ROOSTER.COM  INC.



                                         /s/  JOHN  ALEXANDER  VAN  AREM
                                   ---------------------------------------------
                                   By:   John  Alexander  van  Arem
                                         President and Chief Executive Officer
                                         and  Chief  Accounting  Officer

Dated:  April 16, 2001

EXHIBIT INDEX

The  following  documents  are  filed  as  part  of  this  Report:

1.1 Unaudited Financial Statements for the nine months ended December 31, 2000 and December 31, 1999.
1.2     Consent of Independent Auditors
2.1     Articles  of  Amendment  dated  January  19,  2000
2.2     Articles  of  Amalgamation  dated  April  1,  1999
2.3     Articles  of  Continuance  dated  October  30,  1998
2.4     Certificate  of  Amendment  dated  April  1,  1997
2.5     Certificate  and  Articles  of  Arrangement  dated  September  28,  1995
2.6     Certificate  of  Incorporation  dated  January  16,  1984.
3.1     By  law  No.  1  of  the  Corporation
3.2     Specimen  Common  Share  Certificate
5.1     List  of  Subsidiaries
6.1     Management  Information  Circular  dated  August  20,  2000
7.1 Storimin Resources Limited Notice of Annual and Special Meeting and Management Information Circular dated November 12, 1999.
7.2     Securities  Exchange  Agreement  dated  November  12,  1999.
8.1     Form  of  Stock  Option  Agreement
9.1     Employment  Agreement  for  John  A.  van  Arem
9.2     Employment  Agreement  for  Anthony  Korculanic